UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated November 9, 2011
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X        Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X
Enclosure: Press release        ANGLOGOLD ASHANTI REPORT FOR THE QUARTER AND
                                            NINE MONTHS ENDED 30 SEPTEMBER 2011 PREPARED IN
                                            ACCORDANCE WITH INTERNATIONAL FINANCIAL
                                            REPORTING STANDARDS (IFRS)

Quarter 3 2011
Report
for the quarter and nine months ended 30 September 2011
Group results for the quarter and nine months ended September….
·   Record adjusted headline earnings (AHE) of $457m, or 118 US cents a share, up 51% year-on-year.
·   Net profit attributable to equity shareholders of $456m.
·   Quarterly cash inflow from operations more than doubles to $863m* year-on-year.
·   Quarterly free cash flow of $300m after capex, finance costs, tax and translation impacts; net debt declines by 28%
      to $620m.
·   AHE and cash inflow from operations for 9 months ended 30 September 2011 above $1bn and $2bn respectively.
·   Move to quarterly dividend payments; third-quarter dividend of 90 South African cents or approximately 11 US cents per share declared.
·   Total cash costs of $737/oz, well within guidance; Production marginally up on previous quarter at 1.092Moz.
*
Adjusted for hedge buy-back costs.
Quarter
Nine months
Quarter
Nine months
ended
ended
ended
ended
ended
ended
ended
ended
ended
ended
Sep
Jun
Sep
Sep
Sep
Sep
Jun
Sep
Sep
Sep
2011
2011
2010
2011
2010
2011
2011
2010
2011
2010
SA rand / Metric
US dollar / Imperial
Operating review
Gold
Produced
- kg / oz (000)   33,970    33,776
  36,129  100,049    104,714
1,092
1,086 1,162 3,217 3,367
Price received
1
- R/kg / $/oz  394,799  328,951   (47,750)  345,618    148,314
1,713
1,510 (239) 1,539 598
Price received excluding
hedge buy-back costs
1
- R/kg / $/oz 394,799   328,951   267,707  345,618    259,858
1,713
1,510 1,141 1,539 1,086
Total cash costs
- R/kg / $/oz 168,935   153,441   151,007  160,402    149,953
737
705 643 716 627
Total production costs
- R/kg / $/oz 211,460   199,541   187,695  203,940    187,282
922
916 800 910 783
Financial review
Adjusted gross profit (loss)
2
- Rm / $m
5,870
4,268 (8,670) 13,602 (4,310)
816
629 (1,229) 1,942 (652)
Adjusted gross profit excluding
hedge buy-back costs
2
- Rm / $m
5,870
4,268 2,969 13,602 7,329
816
629 408 1,942 986
Profit attributable to equity
shareholders - Rm / $m
3,304
3,195 443 8,158 233
456
470 51 1,167 20
- cents/share
855
829 120 2,114 63
118
122 14 302 5
Adjusted headline earnings
(loss)
3
- Rm / $m
3,310
2,317 (8,389) 7,043 (6,947)
457
342 (1,184) 1,002 (993)
- cents/share
857
601 (2,277) 1,825 (1,890)
118
89 (321) 260 (270)
Adjusted headline earnings
excluding hedge buy-back
costs
3
- Rm / $m
3,310
2,317 2,184 7,043 3,626
457
342 303 1,002 494
- cents/share
857
601 593 1,825 987
118
89 82 260 134
Cash flow from operating
activities excluding hedge
buy-back costs
- Rm / $m
6,497
4,298 3,238 14,402 7,527
863
635 424 2,011 990
Capital expenditure - Rm / $m
2,874
2,342 1,855 6,956 4,841
408
346 253 1,002 650
Notes:
1. Refer to note C "Non-GAAP disclosure" for the definition.
2. Refer to note B "Non-GAAP disclosure" for the definition.
3. Refer to note A "Non-GAAP disclosure" for the definition.
$ represents US dollar, unless otherwise stated.
Rounding of figures may result in computational discrepancies.

Operations at a glance
for the quarter ended 30 September 2011
oz (000)
% Variance
2
$/oz
% Variance
2
$m
$m Variance
2
SOUTH AFRICA
394
(9)
757
10
290
26
Great Noligwa
25
(7)
1,255
17
6
-
Kopanang
78
(6)
700
2
61
13
Moab Khotsong
71
(5)
715
8
45
8
Mponeng
117
(8)
587
4
113
11
Savuka
13
8
931
6
11
4
TauTona
58
(3)
908
7
28
7
Surface Operations
32
(33)
881
50
26
(17)
CONTINENTAL AFRICA
411
9
739
5
325
81
Ghana
Iduapriem
48
9
861
(3)
32
14
Obuasi
78
(6)
829
13
47
(2)
Guinea
Siguiri - Attributable 85%
56
(15)
949
18
42
(1)
Mali
Morila - Attributable 40%
3
24
(4)
819
(1)
21
5
Sadiola - Attributable 41%
3
31
(6)
792
15
27
2
Yatela - Attributable 40%
3
8
33
1,548
21
1
-
Namibia
Navachab
16
14
1,110
(8)
7
5
Tanzania
Geita
149
39
473
7
142
59
Non-controlling interests, exploration
and other
6
(2)
AUSTRALASIA
50
(18)
1,570
(2)
-
10
Australia
Sunrise Dam
50
(18)
1,568
3
1
6
Exploration and other
-
5
AMERICAS
238
10
524
8
252
101
Argentina
Cerro Vanguardia - Attributable 92.50%
52
8
296
12
64
16
Brazil
AngloGold Ashanti Mineração
101
20
554
12
98
51
Serra Grande - Attributable 50%
15
7
919
4
9
12
United States of America
Cripple Creek & Victor
69
(1)
561
3
69
10
Non-controlling interests, exploration
and other
13
13
OTHER
(4)
(25)
Sub-total                                                           1,092                    1                737                    5                    864                  194
Equity accounted investments included above
(48)
(7)
AngloGold Ashanti
816
187
1
Refer to note B "Non-GAAP disclosure" for the definition.
3
Equity accounted joint ventures.
2
Variance September 2011 quarter on June 2011 quarter - increase (decrease).
Rounding of figures may result in computational discrepancies.
Production
Total cash costs
Adjusted
gross profit (loss)
1

Financial and Operating Report
OVERVIEW FOR THE QUARTER
FINANCIAL AND CORPORATE REVIEW
Strong performances from Continental Africa and South America, along with full exposure to a record gold price and weaker currencies in Brazil and South Africa drove third quarter earnings and cash flow generation to their highest levels ever during the third quarter. Adjusted headline earnings* (AHE), surged by 51% to $457m, or 118 US cents a share in the three months to 30 September, compared with $303m, or 82 US cents the same period last year. The quarter’s AHE includes a once-off net tax credit of $70m. Compared with the previous quarter, AHE were 34% higher.
Cash flow generated from operating activities surged to $863m during the period under review compared with an outflow of $1.1bn a year earlier. Free cash flow, after all capital expenditure, finance costs and tax, was $300m. These robust inflows helped further strengthen the group’s statement of financial position. Net debt (excluding the mandatory convertible bond) was further reduced by $246m, to $620m at the end of the quarter. Capital expenditure of $408m was spent during the quarter, taking the year-to-date expenditure to $1bn.
*Excluding hedge buy-back costs
DIVIDEND
While AngloGold Ashanti has a four-year, internally funded plan targeted at expanding production by about a million ounces, its enhanced operating and financial performance has allowed the company the opportunity to further improve returns to shareholders. Dividends will, with immediate effect, be paid quarterly rather than half-yearly, offering direct and timeous participation in the improved financial performance and strong market fundamentals, while maintaining the ability to both fund capital expenditure and preserve the company’s investment grade credit rating.
The board of directors is pleased to announce a dividend of 90 South African cents for the third quarter, equivalent to the dividend paid in the first half of this year. The company anticipates paying the same dividend again for the fourth quarter, which will represent a dividend of 270 South African cents for the year. This is an 86% increase on the South African
145 cent total dividend payment for all of 2010 and represents a cumulative annual compound growth rate in dividends since 2008 of 39%.
Looking to 2012, the company will aim to improve the dividend payment yet again on the back of stronger gold prices after providing for its capital expenditure requirements.
“Our power to generate earnings and strong cash flow is clear in these numbers,” Chief Executive Officer Mark Cutifani said. “the upward jump in the dividend demonstrates the fundamental strength of the business and the market, while maintaining the ability to fund our growth pipeline”.
OPERATING RESULTS
Production for the three months to 30 September 2011 was 1.092Moz at a total cash cost of $737/oz. This compares with guidance of 1.11Moz at $775/oz and the previous quarter’s production of 1.086Moz at $705/oz. The previous quarter’s costs received the once-off benefit of higher-grade feed at Geita to compensate for the SAG mill shutdown, which was not repeated. The third quarter’s result was bolstered by strong performances at Geita in Tanzania, Iduapriem in Ghana and from the Americas, where Cerro Vanguardia in Argentina was once again a standout as the group’s most efficient producer. Nevertheless, Sunrise Dam’s recovery from flooding in the first half of the year was again slower than anticipated, as was the ramp-up of production following the five-day wage-related strike which closed the South African operations during August. In addition, winter power tariffs, higher payroll costs, increased royalties and lower by-product credits also contributed to cost pressure on the South African unit cash costs.
SAFETY
Tragically, three fatalities occurred during the quarter, one each at Mponeng, Moab Khotsong and Kopanang. These incidents underscore the importance of ongoing efforts to mitigate workplace risks through Project ONE and its emphasis on planning and scheduling, as well as more visible and effective leadership at the operations. Significant strides continue to be made in the group’s overall safety performance. The fatality injury frequency rate for the first nine months of this year has improved by 46% over last year’s level, while for the September quarter, the all injury frequency rate
(AIFR) of 9.51 per million hours is the lowest on record. To date this year, the Continental Africa division improved its
AIFR by an impressive 39% over last year’s figure. Systemic improvement in the safety performance across the group is becoming entrenched, though there remains much to be done to reach the target of zero harm.

OPERATING REVIEW
The South African operations produced 394,000oz at a total cash cost of $757/oz for the three months to 30 September
2011, compared with 431,000oz at $688/oz the previous quarter. The lower output resulted from the strike and an increased number of government-imposed safety-related stoppages. Costs increased due to lower volumes, as well as the winter power tariff, mid-year wage increases and higher royalty payments resulting from the strong gold price. By-
product contributions also decreased as uranium sales were partially deferred in anticipation of higher prices toward year-end. At the West Wits Operations, production at Mponeng, declined 8% to 117,000oz at a total cash cost of
$587/oz, while the adjacent TauTona Mine, having dealt with increased seismicity during the quarter, produced 3% less than the previous quarter at 58,000oz, at a total cash cost of $908/oz. At the Vaal River Operations, production at Great
Noligwa, disrupted by safety-related stoppages and geological constraints, closed 7% below the previous quarter at
25,000oz with total cash costs rising 17% to $1,255/oz. Moab Khotsong’s production declined by 5% compared to the previous quarter at 71,000oz, with cost inflation contained at 8% despite the lower by-product contribution. Kopanang experienced lower mining values, cutting production by 6% to 78,000oz. Cost increase was contained to 2% at $700/oz.
Surface Operations experienced a 33% decline in gold production to 32,000oz at $881/oz, following a decrease in grade in the specific area reclaimed, as well as milling constraints.
The Continental Africa operations produced 411,000oz at a total cash cost of $739/oz in the third quarter of 2011, compared with 377,000oz at a total cash cost of $705/oz the previous quarter. At Geita, significant increase in tonnages following last quarter’s mill shutdown, helped boost production 39% to 149,000oz at a total cash cost of $473/oz.
Iduapriem increased production by 9% to 48,000oz at a total cash cost of $861/oz, with improved plant availability and higher tonnage offsetting lower recovered grade. Obuasi saw a 6% drop in production to 78,000oz at a total cash cost of
$829/oz, due principally to lower grades and equipment availability underground. In Mali, production from Morila and
Sadiola was 4% and 6% lower, and as planned at Navachab, in Namibia, production and costs both improved due to higher grades and tonnage throughput. Siguiri remains a challenge, with lower-than-anticipated grades from the Sintroko pit contributing to a 15% drop in output to 56,000oz at a total cash cost of $949/oz.
The Americas operations produced 238,000oz at a total cash cost of $524/oz in the third quarter of 2011, compared with
216,000oz at a total cash cost of $487/oz the previous quarter. Cerro Vanguardia delivered another sterling performance in Argentina’s difficult inflationary environment, increasing production by 8% to 52,000oz at $296/oz. Again, Project
ONE’s implementation helped improve efficiencies, particularly with regard to consumables, partly offsetting the impact of inflation, lower by-product credits and higher royalty payments. At Brasil Mineração, higher tonnage and grades boosted production by 20% to 101,000oz, whilst costs were 12% higher at $554/oz given continued inflationary impacts, particularly on maintenance costs and payroll, following the annual salary increase in August. At Serra Grande, higher grades and tonnages pushed production 7% higher to 15,000oz at $919/oz. At Cripple Creek & Victor gold production was steady at 69,000oz, while cash costs increased 3% to $561/oz.
In Australia, Sunrise Dam continued to feel the impact of the flooding which damaged the pit wall earlier this year.
Mining in the open pit remained suspended while remediation work was undertaken. Production decreased by 18% to
50,000oz, while recovery work and lower output pushed total cash costs 3% higher to $1,568/oz.
PROJECTS
AngloGold Ashanti incurred capital expenditure of $408m during the quarter, of which $141m was spent on growth projects. Of the growth-related capital, $68m was spent in the Americas, $22m was spent in Continental Africa, $25m in
Australasia and $26m in South Africa.
At the Kibali joint venture, in the Democratic Republic of the Congo, good progress was made on the relocation of villagers, with a total of 301 new houses completed in the Kokiza settlement. Construction also commenced on the
Catholic Church complex, roads and other infrastructure. Randgold Resources, AngloGold Ashanti’s partner and operator of the project, aims to complete the final feasibility study on the project by month-end. AngloGold Ashanti’s
Business and Technical Development team will review the study in January 2012 before its submission to the board in
February.
The optimised feasibility study for the Mongbwalu project, also in the DRC, will also be submitted to the board for approval in February. The project’s review panel recommended further work to improve the overall business strategy together with a recommendation for the project team to obtain approval for the ‘Early Works’ programme. Cost estimates and the project execution plan is under review by the project team, with a final review by the Business and Technical
Development team scheduled for December 2011 before board submission.
At the Córrego do Sítio project, in Brazil, the Concentrate circuit is operating, the carbon-in-leach circuit is cold commissioned and crushing-milling-flotation areas handed over to the operating team. The mine ramp-up phase is also on track, with plant production scheduled by the end of the year.

The Tropicana Gold Project in Australia continued on budget and schedule, with first gold production anticipated in the second half of 2013. The principal design of the majority of engineering and infrastructure works were completed, the contract was awarded for the construction of the accommodation camp and good progress continued on construction of the 220km access road.
EXPLORATION
Total exploration expenditure during the third quarter, inclusive of expenditure at equity accounted joint ventures, was $96m
($35m on brownfield, $33m on greenfield and $28m on pre-feasibility studies), compared with $82m the previous quarter
($32m on brownfield, $27m on greenfield and $23m on pre-feasibility studies). The following are highlights from the company’s exploration activities during the quarter. More detail on AngloGold Ashanti’s exploration programme can be found at www.anglogoldashanti.com.
In Australia, at the Tropicana JV (AngloGold Ashanti 70%, Independence Group 30%), exploration targeted the Swizzler target which lies between the Tropicana and Havana deposits and the Havana Deeps. Reconnaissance aircore drilling and RC/diamond drilling of a number of key prospects also continued on the Tropicana JV tenements. At the wholly-
owned Viking project, several high priority geochemical anomalies were delineated, with drill testing scheduled for the fourth quarter. At the Gawler JV with Stellar Resources (AngloGold Ashanti earning 75%), covering the Coronation Bore and Gairdner projects in South Australia, results of aeromagnetic and ground gravity surveys will be used to define targets for diamond drilling.
At Sunrise Dam, exploration continued to extend the known mineral resource underground, and target and follow-up on significant intercepts returned from the deeper areas below the current workings (Vogue Prospect). The drilling for the period totalled 18,174m. Early stage exploration work continued on a number of surface prospects both on and adjacent to the mine.
In the Americas, the focus during the quarter remained on early stage exploration in Colombia, Canada, the United States,
Brazil and Argentina.
In North America, Greenfield exploration activities continued in Utah, Nunavut and Ontario. In the United States, at Cripple
Creek and Victor, a total of 21,685m were drilled. Several Reverse Circulation (RC) holes for the MLE-2 Programme displayed significant ore grade gold mineralisation well below the 2011 WHEX and Grassy Valley Design Pit bottoms. The results from these holes will help to deepen the current WHEX and Grassy Valley Design pit bottoms.
In Colombia, where the tenement position is about 16,000km
2
, exploration programmes were undertaken in five areas:
Quebradona, Anaima-Tocha, La Llanada, Rio Dulce and La Vega. Assay results from the Nuevo Chaquiro prospect at
Quebradona merit further drilling. In addition, 7,649 line km of airborne geophysics was completed over key projects in the country. At Gramalote, the brownfields team conducted infill drilling at Gramalote Central and exploration drilling focused on
Monjas East, Monjas West, Trinidad and El Limon targets with 10,566m drilled. Several significant intercepts were obtained from the reconnaissance drilling. Soil sampling and condemnation drilling continued in the Palestina Valley. At La Colosa, drilling progressed well with 13,967m drilled and 27 boreholes completed. Five rigs are now operating on site. Very significant intersections continued to be obtained on the edges of the previously defined system. These will add significantly to the overall mineralised system.
Work was also undertaken on the Falcao joint venture with Horizonte minerals in Brazil, with diamond drilling yielding promising results.
At Cerro Vanguardia in Argentina, 14,530m of drilling was completed. Thirteen veins were drilled with encouraging results in both vein texture encountered and assay results. Trenching and channel sampling to facilitate drilling targeting was active on eight different veins.
In the Solomon Islands, exploration continued at the Kele and Mase Joint Ventures with XDM Resources, where AngloGold
Ashanti earned a 51% interest in both projects. At Mase, 1,168m diamond drilling was undertaken in seven holes, at four prospects. Hand dug trenching was completed and reconnaissance mapping carried out in five areas. Ground surveying and mapping was completed for planned ground geophysical surveys. At Kele, diamond drilling continued with 745m completed in six holes, at three prospects. Mechanical trenching was completed at one prospect and soil sampling was completed in two areas.
In Sub-Saharan Africa regional exploration programmes were undertaken in Guinea, the DRC and Gabon. In Gabon, first phase exploratory drilling was completed on the Ndjole and Mevang joint venture licences. Results include 2m @ 4.7 g/t Au from 114m, 1m @ 3.42 g/t Au from 115m, 2m @ 1.59g/t Au from 84m, 1.5m @ 4.52g/t Au from 130.5m, 1.5m @ 1.26g/t Au from 128m and 4.5m @ 1.94 g/t Au (including 1m @ 6.74 g/t Au from 40.5m).
In Guinea, regional greenfields exploration programmes were conducted in Blocks 2, 3 and 4 and the Corridor Block that cover an area of some 1,600km
2
. The main activities included drilling at the Saraya project and the Kounkoun prospect located in Blocks 2 and 3 respectively. Other activities included regional ground geophysics programmes and soil sampling on exploration licences. The assay backlog for samples from Saraya and Kounkoun is being cleared, with two rigs expected to recommence drilling in the fourth quarter.
At neighbouring Siguiri, a total of 31,874m of brownfields drilling was also completed during the quarter. RC infill drilling focused on upgrading the oxide mineral resources in Kozan Central West, with positive results. Fresh rock RC drilling focused on the Tubani Extension and tested the potential for gold mineralisation in the fresh rock below the current pit to a depth of approximately 150m. Fresh rock RCDD drilling focused on the old Kozan and Sintroko Push Backs pits. This aimed to test fresh rock potential and depth extent of ore zones below the current pits, as well as to provide valuable structural information on the mineralisation styles in the fresh rock. Drilling for metallurgical test work focused on Sokunu, Kozan and
Kami. These samples will be used to determine the optimum metallurgical processing routes and recoveries for new oxide, transition and fresh ore. Geochemical soil sampling focused on the southeast of Block 1 to develop the resource pipeline.
In Mali, a total of 27,576m of drilling was completed at Yatela and Sadiola during the quarter. Substantial sterilisation drilling was undertaken as part of development activities for both the Sadiola Sulphide Project and Yatela Gold Mine. Termite
mound sampling of 200m X 50m over the Yatela concession has advanced the geological understanding of the overall
Yatela land package and refined numerous targets adjacent to the current mining operations which will be aggressively explored in the coming months. A project aimed at providing detailed alteration information supporting the metallurgical database, as well as improving the understanding of the Sadiola orebody as a whole commenced during the quarter.
Spectral scanning of the Sadiola drill core is planned to achieve 70,000m by early 2012.
In the DRC, drilling, trenching and soil sampling on regional grids at the 5,866 km
2
AGK Kilo JV project, covering seven
prospects. Assay results were received for the Bakombe trenches with an encouraging intercept of 45m @ 1.5 g/t Au, including 7m @ 3.0 g/t Au and 6m @ 2.1 g/t Au. Assay results from trenches in the Lodjo area include significant intercepts of 25m @ 2.26g/t Au and 20m @ 2.8g/t Au.
Progress was also made by the brownfields team in the Mongbwalu project area, where about 1,212m of drilling was carried out over the Adidi and Kanga Mineral Resource. Mine dewatering and metallurgical test work was undertaken in support of the feasibility study.
At Kibali, 13,063m of drilling focused on feasibility work and underground infrastructure. Exploration drilling commenced on a number of high priority satellite deposits. Exploration drilling was undertaken on the Kombokolo deposit, and at Agbarabo, which was formerly the highest grade underground mine on the property reporting grades of more than 30g/t Au.
Greenfields exploration in the Middle East & North Africa region is being undertaken by the Thani Ashanti strategic alliance.
Exploration involved diamond drilling at the Hutite prospect, located on the Hodine licence in Egypt. A total of 2,498m of diamond drilling was completed during the quarter. All significant results are from the Central Domain which stretches for roughly 1km and remains open along strike and at depth. Three rigs will drill the Hodine licence during the fourth quarter.
Significant results at Hutite include 7m @ 7.05 g/t Au from 84m and 9m @ 1.35 g/t Au from 108m in HUD016, 3m @
7.23 g/t Au from 178m and 8m @ 18.57 g/t Au from 203m in HUD017, and 5m @ 3.0 g/t Au from 159m in HUD020.
The Afar JV with Stratex International, also yielded significant results at the Megenta project in Ethiopia. These include,
3.3m @ 4.45 g/t Au from 92m in Hole 12 (including 0.7m @ 19.5 g/t Au) and 44m @ 0.67 g/t Au from 68m in Hole 10
(including 0.3m @ 8.27 g/t Au & 3m @ 3.56 g/t Au).
In Ghana, the Brownfields team at Obuasi achieved 633m at its Below 50 Level exploration programme. The team also commenced a Mineral Resource infill programme at the Anyankyerim deposit (1,084m), the results of which will inform a feasibility study for the potential reopening of the Obuasi Oxide Treatment Plant.
At Geita, in Tanzania, 20,691m of drilling was completed during the quarter, focused on Mineral Resource infill drilling around the mining operations and more regional exploration to support the growth strategy. Resource upgrade drilling was carried out at Nyankanga cut 7 & 8, as well as the Geita Hill W2 deposits.
OUTLOOK
Given the increased safety stoppages in South Africa, the ongoing water shortages at CC&V and the slower ramp up at
Sunrise Dam, full year 2011 production is now estimated to be around 4.33Moz. Total cash costs are estimated at between $735-$745/oz on the basis of weaker local operating currency assumptions for the year (R7.10/$, A$1.03/$,
BRL1.66/$ and AP4.12/$) and fuel at $111/barrel. This translates to a fourth quarter estimated production of approximately 1.11Moz at a total cash cost of approximately $790/oz, this assumes an exchange rate of R7.50/$,
A$1.00/$, BRL1.75/$ and AP4.25/$ and fuel at $105/barrel. The increase in fourth quarter total cash costs are driven mainly by deferred stripping and inventory charges.
As in prior years, the fourth quarter numbers will be distorted by year-end accounting adjustments such as re-
assessment of useful asset lives, rehabilitation, direct and indirect tax, and inventory provisions.

Review of the Gold Market
Gold price movement and investment markets
Gold price data
After rising only 4.5% from January to June, the third quarter saw a 30% advance in the gold price, which peaked at a record $1,920/oz. The quarter was also marked by a sharp increase in gold price volatility, reflecting investor nervousness and uncertainty. Fallout from the U.S. federal debt ceiling debacle was exacerbated when Standard &
Poor’s downgraded the country’s sovereign rating, citing political risk and a rising debt burden. Against this backdrop, the
European debt crisis accelerated as EU member states were indecisive about increasing the European Financial Stability
Facility and restructuring the sovereign debt obligations of some member states. The latter brought into focus the exposure of the European banking sector to sovereign defaults and their concomitant systemic risk. Recent data show that hope of recovery in the U.S. is precarious, with some commentators raising the likelihood of another recession. This slew of bad news buffeted the commodity complex with the gold price a casualty as many investors preferred to move into cash.
Investment demand
The third quarter’s economic and debt woes reignited investor interest in ETFs. By the time the US sovereign rating downgrade was announced, combined holdings of the major ETFs rose 6% to 72Mozs from the start of the quarter.
Subsequent additions were more modest and remained positive over the quarter. In India, the ETF market continued to show steady growth and potential as a promising long-term source of gold demand. The COMEX positioning was more volatile over the period, increasing from 24Mozs net long at the start of July to a peak of almost 34Moz around early August, when the U.S. debt rating was downgraded. Significant liquidation, however, occurred during the last week of September, taking the net long position down to 21.4Moz at quarter end. Bar and coin demand in the US remains firm. China on the other hand continued to exhibit seemingly insatiable demand for imported kilobars, as the market continued to expand.
Jewellery manufacturers started producing investment bars for sale in retail outlets across China. In India, unprecedented price volatility dampened investment demand. China also responded negatively to price volatility but still showed growth, although not as high as in the second quarter.
Official sector
The official sector continued to be prominent on the demand side during the quarter. Thailand, Bolivia, Tajikistan and
Russia were all reported to have added to their reserves during August. One market analyst suggested that a higher gold price does not necessarily impede central bank buying, particularly for those whose gold allocation is considered to be relatively low. The end of the quarter saw the conclusion of the second year of the current Central Bank Agreement and at the time of writing, no third-quarter sales under this agreement could be confirmed. Sales for the second year totalled just over 53 tonnes, 52 of which came from the IMF.
Jewellery sales
After seven consecutive quarters of growth, the Indian market experienced its first contraction in the third quarter. This is traditionally a slower period as the trade sector starts to stock up for Diwali. This year, however, rupee gold-price volatility caused many to defer purchases, with some retailers’ stock levels at half of what they were at the same time last year. It is estimated that the quarter under review will see a 20% to 25% year-on-year fall in demand. In China, notwithstanding volatility, the jewellery market was estimated to have grown some 5-8%. August and September saw strong sales as the market moved into the peak sales time around the National Day holiday. Manufacturers experienced strong sales during the
Shenzhen Jewellery Fair, with sales during that week estimated at some 40-50 tonnes. The trade remained upbeat and sought to manage gold price volatility by cautiously timing purchases and managing stock levels accordingly. A number of
Chinese retailers have launched franchise operations to expand their reach. Gold price volatility also dampened demand in the U.S. jewellery sector but the quarter under review registered modest growth. The bifurcation of the market into high- and low-end continued, with silver continuing to dominate the lower end while higher-end gold retailers still enjoyed firm sales despite the economic malaise.

Group income statement
Quarter
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
ended
September
June
September
September
September
2011
2011
2010
2011
2010
SA Rand million
Notes
Reviewed Reviewed Unaudited Reviewed Unaudited
Revenue
2
13,428
11,547 10,668 35,377 29,040
Gold income
12,850
10,680 10,372 33,464 28,220
Cost of sales 3
(6,980)
(6,412) (6,659) (19,863) (18,819)
Loss on non-hedge derivatives and other
commodity contracts
4
(5)
(14) (1,041) (7) (4,607)
Gross profit
5,865
4,254 2,672 13,594 4,794
Corporate administration, marketing and other
expenses
(488)
(449) (376) (1,401) (1,070)
Exploration costs
(541)
(429) (440) (1,367) (1,108)
Other operating expenses 5
(84)
(53) (50) (225) (122)
Special items
6
(97)
197 (424) 111 (686)
Operating profit
4,655
3,520 1,382 10,712 1,808
Interest received
75
73 58 203 192
Exchange gain (loss)
123
(34) (113) 92 (75)
Fair value adjustment on option component of
convertible bonds
88
499 (166) 677 319
Finance costs and unwinding of obligations
7
(345)
(342) (285) (1,028) (846)
Fair value adjustment on mandatory convertible
bonds
66
442 (160) 647 (160)
Share of equity accounted investments' profit
175
139 151 396 403
Profit before taxation
4,837
4,297 867 11,699 1,641
Taxation
8
(1,465)
(1,013) (318) (3,342) (1,140)
Profit for the period
3,372
3,284 549 8,357 501
Allocated as follows:
Equity shareholders
3,304
3,195 443 8,158 233
Non-controlling interests
68
89 106 199 268
3,372
3,284 549 8,357 501
Basic earnings per ordinary share (cents)
1
855
829 120 2,114 63
Diluted earnings per ordinary share (cents)
2
810
694 120 1,897 63
1
Calculated on the basic weighted average number of ordinary shares.
Rounding of figures may result in computational discrepancies.
2
Calculated on the diluted weighted average number of ordinary shares.
The reviewed financial statements for the quarter ended on 30 September 2011 have been prepared by the corporate accounting staff of
AngloGold Ashanti Limited headed by Mr John Edwin Staples, the Group's Chief Financial Accounting Officer. This process was supervised by Mr Srinivasan Venkatakrishnan, the Group's Chief Financial Officer. These financial statements were reviewed (but not audited) by Ernst
& Young Inc, the Group's statutory auditors and approved by the Board of AngloGold Ashanti Limited. Ernst & Young Inc issued an unmodified review report which can be inspected at the registered offices of AngloGold Ashanti Limited.

Group income statement
Quarter
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
ended
September
June
September
September
September
2011
2011
2010
2011
2010
US Dollar million
Notes
Reviewed Reviewed Unaudited Reviewed Unaudited
Revenue
2
1,873
1,704 1,461 5,066 3,901
Gold income
1,793
1,576 1,420 4,791 3,791
Cost of sales 3
(977)
(947) (911) (2,849) (2,529)
Loss on non-hedge derivatives and other
commodity contracts
4
(1)
(2) (152) (1) (625)
Gross profit
815
627 357 1,941 637
Corporate administration, marketing and other
expenses
(67)
(66) (52) (201) (144)
Exploration costs
(76)
(63) (60) (196) (149)
Other operating expenses 5
(11)
(8) (7) (32) (16)
Special items
6
(13)
29 (60) 18 (95)
Operating profit
648
519 178 1,530 233
Interest received
10
11 8 29 26
Exchange gain (loss)
15
(6) (16) 12 (11)
Fair value adjustment on option component of
convertible bonds
11
73 (24) 98 40
Finance costs and unwinding of obligations
7
(48)
(50) (39) (148) (114)
Fair value adjustment on mandatory convertible
bonds
9
64 (22) 95 (22)
Share of equity accounted investments' profit
24
21 21 57 54
Profit before taxation
669
632 106 1,673 206
Taxation
8
(204)
(149) (41) (477) (149)
Profit for the period
465
483 65 1,196 57
Allocated as follows:
Equity shareholders
456
470 51 1,167 20
Non-controlling interests
9
13 14 29 37
465
483 65 1,196 57
Basic earnings per ordinary share (cents)
1
118
122 14 302 5
Diluted earnings per ordinary share (cents)
2
112
102 14 271 5
1
Calculated on the basic weighted average number of ordinary shares.
Rounding of figures may result in computational discrepancies.
2
Calculated on the diluted weighted average number of ordinary shares.

Group statement of comprehensive income
Quarter
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
ended
September
June
September
September
September
2011
2011
2010
2011
2010
SA Rand million
Reviewed Reviewed Unaudited Reviewed Unaudited
Profit for the period
3,372
3,284 549 8,357 501
Exchange differences on translation of foreign
operations
3,754
23 (1,100) 4,251 (1,007)
Share of equity accounted investments' other
comprehensive (expense) income
-
(3) 2 (5) (2)
Net loss on cash flow hedges removed from
equity and reported in gold income
-
- - - 279
Realised gain on hedges of capital items
-
1 - 2 2
Deferred taxation thereon
-
(1) (1) (1) (99)
-
- (1) 1 182
Net (loss) gain on available-for-sale financial
assets
(319)
(189) 43 (519) 142
Release on disposal and impairment of
available-for-sale financial assets
126
16 - 142 (41)
Deferred taxation thereon
(82)
- - (82) 13
(275)
(173) 43 (459) 114
Other comprehensive income (expense)
for the period net of tax
3,479
(153) (1,056) 3,788 (713)
Total comprehensive income (expense)
for the period net of tax
6,851
3,131 (507) 12,145 (212)
Allocated as follows:
Equity shareholders
6,783
3,042 (613) 11,946 (480)
Non-controlling interests
68
89 106 199 268
6,851
3,131 (507) 12,145 (212)
Rounding of figures may result in computational discrepancies.

Group statement of comprehensive income
Quarter
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
ended
September
June
September
September
September
2011
2011
2010
2011
2010
US Dollar million
Reviewed Reviewed Unaudited Reviewed Unaudited
Profit for the period
465
483 65 1,196 57
Exchange differences on translation of foreign
operations
(389)
25 151 (412) 90
Share of equity accounted investments' other
comprehensive (expense) income
-
(1) 1 (1) -
Net loss on cash flow hedges removed from
equity and reported in gold income
-
- - - 38
Realised gain on hedges of capital items
-
- - - -
Deferred taxation thereon
-
- - - (13)
-
- - - 25
Net (loss) gain on available-for-sale financial
assets
(42)
(27) 5 (71) 19
Release on disposal and impairment of
available-for-sale financial assets
17
2 - 19 (6)
Deferred taxation thereon
(11)
- - (11) 2
(36)
(25) 5 (63) 15
Other comprehensive (expense) income
for the period net of tax
(425)
(1) 157 (476) 130
Total comprehensive income
for the period net of tax
40
482 222 720 187
Allocated as follows:
Equity shareholders
31
469 208 691 150
Non-controlling interests
9
13 14 29 37
40
482 222 720 187
Rounding of figures may result in computational discrepancies.

Group statement of financial position
As at
As at
As at
As at
September
June
December
September
2011
2011
2010
2010
SA Rand million
Note
Reviewed Reviewed Audited Unaudited
ASSETS
Non-current assets
Tangible assets
48,991
42,256 40,600 41,489
Intangible assets
1,547
1,357 1,277 1,296
Investments in associates and equity accounted joint ventures
5,613
4,451 4,087 4,329
Other investments
1,563
1,521 1,555 1,627
Inventories
3,304
2,820 2,268 2,268
Trade and other receivables
942
1,060 1,000 994
Derivatives
-
- - 8
Deferred taxation
557
142 131 88
Cash restricted for use
179
172 214 214
Other non-current assets
76
68 59 92
62,772
53,847 51,191 52,405
Current assets
Inventories
7,778
6,295 5,848 5,860
Trade and other receivables
2,257
1,923 1,625 1,588
Derivatives
-
- 6 453
Current portion of other non-current assets
10
23 4 2
Cash restricted for use
304
207 69 84
Cash and cash equivalents
8,717
5,656 3,776 9,313
19,066
14,104 11,328 17,300
Non-current assets held for sale
12
12 110 114
19,078
14,116 11,438 17,414
TOTAL ASSETS
81,850
67,963 62,629 69,819
EQUITY AND LIABILITIES
Share capital and premium 11
45,903
45,824 45,678 45,598
Retained earnings and other reserves
(8,243)
(14,500) (19,470) (19,159)
Non-controlling interests
1,086
923 815 916
Total equity
38,746
32,247 27,023 27,355
Non-current liabilities
Borrowings
19,778
16,514 16,877 17,363
Environmental rehabilitation and other provisions
4,845
4,294 3,873 3,332
Provision for pension and post-retirement benefits
1,326
1,274 1,258 1,187
Trade, other payables and deferred income
133
131 110 119
Derivatives
636
596 1,158 947
Deferred taxation
8,519
7,073 5,910 5,776
35,237
29,882 29,186 28,724
Current liabilities
Current portion of borrowings
382
204 886 1,864
Trade, other payables and deferred income
5,769
4,732 4,630 4,061
Derivatives
-
- - 7,316
Taxation
1,716
898 882 499
7,867
5,834 6,398 13,740
Non-current liabilities held for sale
-

7,867
5,834 6,420 13,740
Total liabilities
43,104
35,716 35,606 42,464
TOTAL EQUITY AND LIABILITIES
81,850
67,963 62,629 69,819
Rounding of figures may result in computational discrepancies.

Group statement of financial position
As at
As at
As at
As at
September
June
December
September
2011
2011
2010
2010
US Dollar million
Note
Reviewed Reviewed Audited Unaudited
ASSETS
Non-current assets
Tangible assets
6,042
6,271 6,180 5,961
Intangible assets
191
201 194 186
Investments in associates and equity accounted joint ventures
692
661 622 622
Other investments
193
226 237 234
Inventories
407
419 345 326
Trade and other receivables
116
157 152 143
Derivatives
-
- - 1
Deferred taxation
69
21 20 13
Cash restricted for use
22
25 33 31
Other non-current assets
9
10 9 13
7,741
7,991 7,792 7,530
Current assets
Inventories
959
934 890 842
Trade and other receivables
279
286 247 228
Derivatives
-
- 1 65
Current portion of other non-current assets
1
3 1 -
Cash restricted for use
38
31 10 12
Cash and cash equivalents
1,075
839 575 1,338
2,352
2,093 1,724 2,485
Non-current assets held for sale
1
2 16 17
2,353
2,095 1,740 2,502
TOTAL ASSETS
10,094
10,086 9,532 10,032
EQUITY AND LIABILITIES
Share capital and premium 11
6,660
6,648 6,627 6,615
Retained earnings and other reserves
(2,015)
(2,000) (2,638) (2,817)
Non-controlling interests
133
137 124 132
Total equity
4,778
4,785 4,113 3,930
Non-current liabilities
Borrowings
2,439
2,451 2,569 2,495
Environmental rehabilitation and other provisions
597
637 589 479
Provision for pension and post-retirement benefits
164
189 191 170
Trade, other payables and deferred income
16
20 17 17
Derivatives
78
88 176 136
Deferred taxation
1,051
1,050 900 830
4,345
4,435 4,442 4,127
Current liabilities
Current portion of borrowings
47
30 135 268
Trade, other payables and deferred income
712
703 705 584
Derivatives
-
- - 1,051
Taxation
212
133 134 72
971
866 974 1,975
Non-current liabilities held for sale
-

971
866 977 1,975
Total liabilities
5,316
5,301 5,419 6,102
TOTAL EQUITY AND LIABILITIES
10,094
10,086 9,532 10,032
Rounding of figures may result in computational discrepancies.

Group statement of cash flows
Quarter
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
ended
September
June
September
September
September
2011
2011
2010
2011
2010
SA Rand million
Reviewed Reviewed Unaudited Reviewed Unaudited
Cash flows from operating activities
Receipts from customers
13,336
11,127 10,566 34,586 28,762
Payments to suppliers and employees
(6,753)
(6,286) (7,105) (19,635) (20,737)
Cash generated from operations
6,583
4,841 3,461 14,951 8,025
Dividends received from equity accounted investments
333
94 116 629 721
Taxation refund
8
492 - 657 -
Taxation paid
(427)
(1,129) (339) (1,835) (1,219)
Cash utilised for hedge buy-back costs
-
- (11,021) - (11,021)
Net cash inflow (outflow) from operating activities
6,497
4,298 (7,783) 14,402 (3,494)
Cash flows from investing activities
Capital expenditure
(2,739)
(2,186) (1,771) (6,560) (4,638)
Proceeds from disposal of tangible assets
26
45 468 84 488
Other investments acquired
(515)
(209) (432) (939) (680)
Investment in associates and equity accounted joint ventures
(222)
(171) (48) (560) (219)
Proceeds from disposal of associate
-
- - - 4
Loans advanced to associates and equity accounted joint ventures
(78)
(16) - (94) (22)
Proceeds from disposal of subsidiary
-
- - 62 -
Cash in subsidiary disposed
-
- - (77) -
Proceeds from disposal of investments
266
186 280 557 461
Expenditure on intangible assets
(49)
- - (49) -
(Increase) decrease in cash restricted for use
(65)
(123) 142 (157) 174
Interest received
79
68 57 201 173
Loans advanced
-
- 4 - (33)
Repayment of loans advanced
16
4 - 20 1
Net cash outflow from investing activities
(3,281)
(2,402) (1,300) (7,512) (4,291)
Cash flows from financing activities
Proceeds from issue of share capital
16
2 5,596 23 5,625
Share issue expenses
-
(2) (113) (2) (113)
Proceeds from borrowings
681
39 7,139 721 14,786
Repayment of borrowings
(792)
(21) (21) (1,893) (9,926)
Finance costs paid
(105)
(386) (46) (613) (422)
Mandatory convertible bond transaction costs
-
- (155) - (155)
Dividends paid
(368)
(72) (264) (747) (707)
Net cash (outflow) inflow from financing activities
(568)
(440) 12,136 (2,511) 9,088
Net increase in cash and cash equivalents
2,648
1,456 3,053 4,379 1,303
Translation
413
13 (347) 489 (166)
Cash and cash equivalents at beginning of period
5,656
4,187 6,607 3,849 8,176
Cash and cash equivalents at end of period
8,717
5,656 9,313 8,717 9,313
Cash generated from operations
Profit before taxation
4,837
4,297 867 11,699 1,641
Adjusted for:
Movement on non-hedge derivatives and other commodity contracts
5
14 241 7 2,448
Amortisation of tangible assets
1,374
1,274 1,240 3,942 3,680
Finance costs and unwinding of obligations
345
342 285 1,028 846
Environmental, rehabilitation and other expenditure
(38)
237 53 200 66
Special items
174
93 542 313 796
Amortisation of intangible assets
4
4 4 12 11
Deferred stripping
-
40 237 181 765
Fair value adjustment on option component of convertible bonds
(88)
(499) 166 (677) (319)
Fair value adjustment on mandatory convertible bonds
(66)
(442) 160 (647) 160
Interest received
(75)
(73) (58) (203) (192)
Share of equity accounted investments' profit
(175)
(139) (151) (396) (403)
Other non-cash movements
(38)
94 88 100 118
Movements in working capital
324
(401) (213) (608) (1,592)
6,583
4,841 3,461 14,951 8,025
Movements in working capital
(Increase) decrease in inventories
(1,960)
(587) 306 (2,902) (565)
Decrease (increase) in trade and other receivables
196
(91) (80) (392) (582)
Increase (decrease) in trade and other payables
2,088
277 (439) 2,686 (445)
324
(401) (213) (608) (1,592)
Rounding of figures may result in computational discrepancies.

Group statement of cash flows
Quarter
Quarter
Quarter
Nine months
Nine months
ended
ended
ended
ended
ended
September
June
September
September
September
2011
2011
2010
2011
2010
US Dollar million
Reviewed Reviewed Unaudited Reviewed Unaudited
Cash flows from operating activities
Receipts from customers
1,875
1,641 1,441 4,967 3,859
Payments to suppliers and employees
(988)
(926) (995) (2,864) (2,809)
Cash generated from operations
887
715 446 2,103 1,050
Dividends received from equity accounted investments
34
14 25 78 104
Taxation refund
1
73 - 96 -
Taxation paid
(59)
(167) (47) (266) (164)
Cash utilised for hedge buy-back costs
-
- (1,550) - (1,550)
Net cash inflow (outflow) from operating activities
863
635 (1,126) 2,011 (560)
Cash flows from investing activities
Capital expenditure
(382)
(323) (242) (939) (623)
Proceeds from disposal of tangible assets
4
7 64 12 67
Other investments acquired
(74)
(31) (58) (135) (91)
Investment in associates and equity accounted joint ventures
(31)
(25) (6) (80) (29)
Proceeds from disposal of associate
-
- - - -
Loans advanced to associates and equity accounted joint ventures
(10)
(2) - (13) (3)
Proceeds from disposal of subsidiary
-
- - 9 -
Cash in subsidiary disposed
-
- - (11) -
Proceeds from disposal of investments
37
27 38 79 62
Expenditure on intangible assets
(6)
- - (6) -
(Increase) decrease in cash restricted for use
(9)
(18) 19 (22) 23
Interest received
11
10 8 29 23
Loans advanced
-
- - - (4)
Repayment of loans advanced
2
1 - 3 -
Net cash outflow from investing activities
(458)
(354) (177) (1,074) (575)
Cash flows from financing activities
Proceeds from issue of share capital
2
- 790 3 793
Share issue expenses
-
- (16) - (16)
Proceeds from borrowings
101
6 1,011 106 2,040
Repayment of borrowings
(104)
(3) (3) (259) (1,318)
Finance costs paid
(14)
(57) (8) (89) (57)
Mandatory convertible bond transaction costs
-
- (22) - (22)
Dividends paid
(50)
(11) (37) (103) (96)
Net cash (outflow) inflow from financing activities
(65)
(65) 1,715 (342) 1,324
Net increase in cash and cash equivalents
340
216 412 595 189
Translation
(104)
4 60 (106) 49
Cash and cash equivalents at beginning of period
839
619 866 586 1,100
Cash and cash equivalents at end of period
1,075
839 1,338 1,075 1,338
Cash generated from operations
Profit before taxation
669
632 106 1,673 206
Adjusted for:
Movement on non-hedge derivatives and other commodity contracts
1
2 43 1 336
Amortisation of tangible assets
192
188 170 565 494
Finance costs and unwinding of obligations
48
50 39 148 114
Environmental, rehabilitation and other expenditure
(6)
35 8 29 9
Special items
23
14 76 44 110
Amortisation of intangible assets
1
1 - 2 1
Deferred stripping
(1)
6 32 26 103
Fair value adjustment on option component of convertible bonds
(11)
(73) 24 (98) (40)
Fair value adjustment on mandatory convertible bonds
(9)
(64) 22 (95) 22
Interest received
(10)
(11) (8) (29) (26)
Share of equity accounted investments' profit
(24)
(21) (21) (57) (54)
Other non-cash movements
(4)
14 13 15 17
Movements in working capital
18
(58) (58) (121) (242)
887
715 446 2,103 1,050
Movements in working capital
Increase in inventories
(15)
(92) (63) (123) (151)
Decrease (increase) in trade and other receivables
73
(15) (34) (8) (95)
(Decrease) increase in trade and other payables
(40)
49 39 10 4
18
(58) (58) (121) (242)
Rounding of figures may result in computational discrepancies.

Group statement of changes in equity
Share
Cash
Available
Foreign
capital
Other
flow
for
Actuarial
currency
Non-
and
capital
Retained
hedge
sale
(losses)  translation
controlling
Total
SA Rand million
premium       reserves       earnings          reserve         reserve            gains         reserve            Total        interests               equity
Balance at 31 December 2009
39,834
1,194 (25,739) (174) 414 (285) 6,314 21,558 966 22,524
Profit for the period 233 233 268 501
Other comprehensive (expense) income (2) 182 114 (1,007) (713) (713)
Total comprehensive (expense) income
                   -                    (2)               233                182                 114                      -             (1,007)             (480)               268               (212)
Shares issued
            5,764
5,764 5,764
Share-based payment for share awards
net of exercised
45 45 45
Dividends paid (492) (492) (492)
Dividends of subsidiaries - (274) (274)
Transfers to other reserves 25 (25) - -
Translation (15) 89 1 (31) 44 (44) -
Balance at 30 September 2010
45,598
1,247
(25,909)
(16)
497
(285)
5,307
26,439
916
27,355
Balance at 31 December 2010
        45,678
1,275
(25,437)
(15)
568
(409)
4,548
26,208
815
27,023
Profit for the period
8,158
8,158
199
8,357
Other comprehensive (expense) income
(5)
1
(459)
4,251
3,788
3,788
Total comprehensive (expense) income
                -                      (5)             8,158                     1               (459)                    -              4,251             11,946                199           12,145
Shares issued
            227
227
227
Share issue expenses
             (2)
(2)
(2)
Share-based payment for share awards
net of exercised
91
91
91
Dividends paid
(651)
(651)
(651)
Dividends of subsidiaries
-
(87)
(87)
Translation
60
(275)
(1)
66
(9)
(159)
159
-
Balance at 30 September 2011
45,903
1,421
(18,205)
(15)
175
(418)
8,799
37,660
1,086
38,746
US Dollar million
Balance at 31 December 2009
5,805
161 (2,744) (23) 56 (38) (317) 2,900 130 3,030
Profit for the period 20 20 37 57
Other comprehensive income 25 15 90 130 130
Total comprehensive income
                -                       -                    20                   25                   15                      -                  90                 150                    37                187
Shares issued
             811
811 811
Share-based payment for share awards
net of exercised
6 6 6
Dividends paid (67) (67) (67)
Dividends of subsidiaries - (37) (37)
Transfers to other reserves 3 (3) - -
Translation 9 (7) (1) (3) (2) 2 -
Balance at 30 September 2010
6,615
179
(2,798)
(2)
71
(41)
(227)
3,798
132
3,930
Balance at 31 December 2010
          6,627
194
(2,750)
(2)
86
(62)
(104)
3,989
124
4,113
Profit for the period
1,167
1,167
29
1,196
Other comprehensive expense
(1)
(63)
(412)
(476)
(476)
Total comprehensive (expense) income
                -                       (1)           1,167                       -                 (63)                    -               (412)                691                  29                  720
Shares issued
              33
33
33
Share-based payment for share awards
net of exercised
14
14
14
Dividends paid
(89)
(89)
(89)
Dividends of subsidiaries
-
(13)
(13)
Translation
(32)
30
(1)
10
7
(7)
-
Balance at 30 September 2011
6,660
175
(1,642)
(2)
22
(52)
(516)
4,645
133
4,778
Rounding of figures may result in computational discrepancies.
Equity holders of the parent

Segmental reporting
for the quarter and nine months ended 30 September 2011
Nine months ended
Nine months ended
Sep
Jun
Sep
Sep
Sep
Sep
Jun
Sep
Sep
Sep
2011
2011
2010
2011
2010
2011
2011
2010
2011
2010
Reviewed
Reviewed
Unaudited
Reviewed
Unaudited
Reviewed
Reviewed
Unaudited
Reviewed Unaudited
Gold income
South Africa
4,839
4,432 4,633 13,181 11,558
675
654 634 1,889 1,553
Continental Africa
4,919
3,918 3,490 12,641 9,950
683
578 478 1,807 1,336
Australasia
658
629 711 1,960 2,403
93
93 98 282 323
Americas
3,195
2,335 2,082 7,649 6,129
448
344 285 1,095 822
13,610
11,313 10,916 35,431 30,039
1,899
1,669 1,495 5,073 4,035
Equity accounted investments
included above
(760)
(633) (544) (1,967) (1,819)
(106)
(93) (75) (282) (244)
12,850
10,680 10,372 33,464 28,220
1,793
1,576 1,420 4,791 3,791
Nine months ended
Nine months ended
Sep
Jun
Sep
Sep
Sep
Sep
Jun
Sep
Sep
Sep
2011
2011
2010
2011
2010
2011
2011
2010
2011
2010
Reviewed
Reviewed
Unaudited
Reviewed
Unaudited
Reviewed
Reviewed
Unaudited
Reviewed Unaudited
Gross profit (loss)
South Africa
2,092
1,787 2,742 5,348 3,525
290
264 375 763 479
Continental Africa
2,346
1,658 (573) 5,136 (192)
325
245 (86) 732 (36)
Australasia
-
(71) (992) (34) (940)
-
(10) (139) (5) (132)
Americas
1,795
1,008 1,636 3,904 2,981
252
149 226 558 403
Corporate and other
(23)
149 28 77 158
(4)
21 4 12 21
6,210
4,531 2,841 14,431 5,532
863
668 380 2,060 736
Equity accounted investments
included above
(345)
(278) (168) (837) (738)
(48)
(41) (23) (119) (99)
5,865
4,254 2,672 13,594 4,794
815
627 357 1,941 637
Nine months ended
Nine months ended
Sep
Jun
Sep
Sep
Sep
Sep
Jun
Sep
Sep
Sep
2011
2011
2010
2011
2010
2011
2011
2010
2011
2010
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited Unaudited
Adjusted gross profit (loss)
excluding hedge buy-back
costs
(1)
South Africa
2,092
1,787 1,374 5,348 2,929
290
264 189 763 394
Continental Africa
2,347
1,655 795 5,134 2,343
325
244 109 731 315
Australasia
-
(71) (38) (34) (62)
-
(10) (5) (5) (8)
Americas
1,799
1,025 979 3,914 2,700
253
151 134 560 362
Corporate and other
(23)
149 28 77 158
(4)
21 4 12 21
6,215
4,545 3,137 14,439 8,067
864
670 431 2,061 1,084
Equity accounted investments
included above
(345)
(278) (168) (837) (738)
(48)
(41) (23) (119) (99)
5,870
4,268 2,969 13,602 7,329
816
629 408 1,942 986
(1)
Refer to note B "Non-GAAP disclosure" for definition.
Rounding of figures may result in computational discrepancies.
SA Rand million US Dollar million
AngloGold Ashanti’s operating segments are being reported based on the financial information provided to the Chief Executive Officer and the
Executive Management team, collectively identified as the Chief Operating Decision Maker (“CODM”). Individual members of the Executive
Management team are responsible for geographic regions of the business.
Quarter ended
Quarter ended
Quarter ended
Quarter ended
Quarter ended
SA Rand million US Dollar million
SA Rand million US Dollar million
Quarter ended

Segmental reporting (continued)
Nine months ended
Nine months ended
Sep
Jun
Sep
Sep
Sep
Sep
Jun
Sep
Sep
Sep
2011
2011
2010
2011
2010
2011
2011
2010
2011
2010
Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited
Gold production
(1)
South Africa
12,243
13,415
14,859
38,124
40,726
394
431
478
1,226
1,309
Continental Africa
12,769
11,740
11,600
35,796
34,768
411
377
373
1,151
1,118
Australasia
1,558
1,888
2,894
5,690
9,138
50
61
93
183
294
Americas
7,401
6,733
6,776
20,440
20,082
238
216
218
657
646
33,970
33,776
36,129
100,049
104,714
1,092
1,086
1,162
3,217
3,367
Nine months ended
Nine months ended
Sep
Jun
Sep
Sep
Sep
Sep
Jun
Sep
Sep
Sep
2011
2011
2010
2011
2010
2011
2011
2010
2011
2010
Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited
Capital expenditure
South Africa
1,004
786
731
2,453
2,087
140
116
100
351
280
Continental Africa
722
710
439
1,868
1,022
101
105
60
268
137
Australasia
227
130
72
433
219
32
19
10
62
29
Americas
895
709
604
2,155
1,488
125
105
82
308
200
Corporate and other
74
7
9
96
25
10
1
1
14
3
2,922
2,342
1,855
7,005
4,841
408
346
253
1,002
650
Equity accounted investments
included above
(143)
(156)
(84)
(404)
(203)
(20)
(23)
(11)
(58)
(27)
2,780
2,186
1,771
6,601
4,638
388
323
242
944
623
As at
As at
As at
As at
As at
As at
As at
As at
Sep
Jun
Dec
Sep
Sep
Jun
Dec
Sep
2011
2011
2010
2010
2011
2011
2010
2010
Reviewed Reviewed Audited Unaudited Reviewed Reviewed Audited Unaudited
Total assets
South Africa
16,489
15,989
16,226
16,394
2,033
2,373
2,469
2,356
Continental Africa
33,687
27,486
26,060
26,896
4,154
4,079
3,966
3,864
Australasia
4,717
3,830
3,644
3,466
582
568
555
498
Americas
19,287
15,172
13,855
13,918
2,378
2,252
2,109
2,000
Corporate and other
8,341
6,030
3,384
9,667
1,029
895
515
1,389
82,521
68,507
63,169
70,341
10,176
10,167
9,614
10,107
Equity accounted investments
included above
(671)
(544)
(540)
(522)
(82)
(81)
(82)
(75)
81,850
67,963
62,629
69,819
10,094
10,086
9,532
10,032
(1)
Gold production includes equity accounted investments.
Rounding of figures may result in computational discrepancies.
SA Rand million
US Dollar million
SA Rand million
US Dollar million
Quarter ended
Quarter ended
Quarter ended
Quarter ended
kg
oz (000)

Notes
for the quarter and nine months ended 30 September 2011
1.
Basis of preparation
The financial statements in this quarterly report have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. The group’s accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2010.
The financial statements of AngloGold Ashanti Limited have been prepared in compliance with IAS34, JSE Listings
Requirements and in the manner required by the South African Companies Act, 2008 for the preparation of financial information of the group for the quarter and nine months ended 30 September 2011.
2.      Revenue
Quarter ended
Nine months ended
Quarter ended
Nine months ended
Sep             Jun             Sep
Sep
Sep
Sep
Jun         Sep         Sep          Sep
2011            2011           2010
2011
2010
2011
2011        2010        2011        2010
Reviewed Reviewed Unaudited Reviewed Unaudited Reviewed Reviewed Unaudited Reviewed Unaudited
SA Rand million US Dollar million
Gold income
12,850
10,680 10,372 33,464 28,220
1,793
1,576 1,420 4,791 3,791
By-products (note 3)
406
458 224 1,220 614
57
67 31 175 83
Royalties received (note 6)
97
336 15 490 15
13
50 2 71 2
Interest received
75
73 58 203 192
10
11 8 29 26
13,428
11,547 10,668 35,377 29,040
1,873
1,704 1,461 5,066 3,901
3.
Cost of sales
Quarter ended
Nine months ended
Quarter ended
Nine months ended
Sep        Jun         Sep
Sep
Sep
Sep
Jun        Sep          Sep         Sep
2011       2011        2010
2011
2010
2011
2011       2010         2011        2010
Reviewed    Reviewed    Unaudited
Reviewed
Unaudited
Reviewed
Reviewed     Unaudited      Reviewed      Unaudited
SA Rand million US Dollar million
Cash operating costs
(5,542)
(4,972) (5,220) (15,621) (14,964)
(777)
(733) (715) (2,241) (2,011)
Insurance reimbursement
-
- 37 - 123
-
- 5 - 16
By-products revenue (note 2)
406
458 224 1,220 614
57
67 31 175 83
(5,136)
(4,514) (4,959) (14,401) (14,227)
(720)
(666) (679) (2,066) (1,912)
Royalties
(395)
(321) (282) (992) (717)
(55)
(47) (39) (142) (96)
Other cash costs
(67)
(48) (43) (165) (128)
(9)
(7) (6) (23) (18)
Total cash costs
(5,598)
(4,883) (5,284) (15,558) (15,072)
(784)
(721) (724) (2,231) (2,026)
Retrenchment costs
(26)
(20) (23) (73) (102)
(4)
(3) (3) (10) (14)
Rehabilitation and other non-cash costs
(80)
(349) (106) (497) (228)
(11)
(52) (15) (72) (31)
Production costs
(5,704)
(5,251) (5,414) (16,129) (15,401)
(799)
(775) (741) (2,314) (2,070)
Amortisation of tangible assets
(1,374)
(1,274) (1,240) (3,942) (3,680)
(192)
(188) (170) (565) (494)
Amortisation of intangible assets
(4)
(4) (4) (12) (11)
(1)
(1) - (2) (1)
Total production costs
(7,083)
(6,529) (6,658) (20,083) (19,093)
(992)
(964) (912) (2,881) (2,566)
Inventory change
102
117 (1) 221 274
14
17 1 31 38
(6,980)
(6,412) (6,659) (19,863) (18,819)
(977)
(947) (911) (2,849) (2,529)
4.
Loss on non-hedge derivatives and other commodity contracts
Quarter ended
Nine months ended
Quarter ended
Nine months ended
Sep Jun Sep
Sep
Sep
Sep
Jun            Sep            Sep               Sep
2011          2011             2010
2011
2010
2011
2011           2010           2011             2010
Reviewed     Reviewed       Unaudited
Reviewed
Unaudited
Reviewed
Reviewed     Unaudited      Reviewed      Unaudited
SA Rand million US Dollar million
Loss on realised non-hedge derivatives
-
- (745) - (2,072)
-
- (101) - (277)
Loss on hedge buy-back costs
-
-       (11,639)
- (11,639)
-
- (1,637) - (1,637)
(Loss) gain on unrealised non-hedge
derivatives
(5)
(14) 11,343 (7) 9,104
(1)
(2) 1,586 (1) 1,289
(5)
(14) (1,041) (7) (4,607)
(1)
(2) (152) (1) (625)
Rounding of figures may result in computational discrepancies.

5.      Other operating expenses
Quarter ended
Nine months ended
Quarter ended
Nine months ended
Sep            Jun             Sep
Sep
Sep
Sep
Jun            Sep            Sep               Sep
2011           2011            2010
2011
2010
2011
2011           2010           2011              2010
Reviewed      Reviewed     Unaudited
Reviewed
Unaudited
Reviewed
Reviewed     Unaudited      Reviewed       Unaudited
SA Rand million US Dollar million
Pension and medical defined benefit
provisions
(53)
(26) (24) (104) (72)
(7)
(4) (3) (15) (10)
Claims filed by former employees in
respect of loss of employment, work-
related accident injuries and diseases,
governmental fiscal claims and care
and maintenance of old tailings
operations
(31)
(27) (26) (121) (50)
(4)
(4) (4) (17) (6)
(84)
(53) (50) (225) (122)
(11)
(8) (7) (32) (16)
6.     Special items
Quarter ended
Nine months ended
Quarter ended
Nine months ended
Sep           Jun              Sep
Sep
Sep
Sep
Jun           Sep              Sep                Sep
2011          2011            2010
2011
2010
2011
2011          2010            2011               2010
Reviewed     Reviewed      Unaudited
Reviewed
Unaudited
Reviewed
Reviewed    Unaudited       Reviewed         Unaudited
SA Rand million US Dollar million
Indirect tax expenses and legal claims
(26)
(32) - (93) (79)
(3)
(5) - (13) (10)
Mandatory convertible bonds issue
discount, underwriting and
professional fees
-
- (401) - (401)
-
- (56) - (56)
Net impairments of tangible assets
(note 9)
(22)
(66) (92) (94) (235)
(3)
(10) (13) (14) (32)
Black Economic Empowerment
transaction modification costs for
Izingwe (Pty) Ltd
-
(44) - (44) -
-
(7) - (7) -
Impairment of other receivables
(1)
(3) (4) (11) (56)
-
- (1) (1) (8)
Contractor termination costs at Geita
Gold Minining Limited
-
- - - (8)
-
- - - (1)
Recovery (loss) on consignment
inventory
-
- 39 - 39
-
- 5 - 5
Insurance claim recovery
-
- 93 - 103
-
- 14 - 15
Royalties received
(1)
(note 2)
97
336 15 490 15
13
50 2 71 2
Net (loss) profit on disposal and
derecognition of land, mineral rights,
tangible assets and exploration
properties (note 9)
(21)
18 (74) (15) (109)
(4)
3 (10) (2) (15)
Impairment of investments (note 9)
(124)
(12) - (136) -
(16)
(2) - (18) -
Profit on disposal of investments
(note 9)
-
- - - 45
-
- - - 6
Profit on disposal of subsidiary ISS
International Limited (note 9)
-
- - 14 -
-
- - 2 -
(97)
197 (424) 111 (686)
(13)
29 (60) 18 (95)
(1)
The June 2011 quarter includes the sale of the Ayanfuri royalty to Franco Nevada Corporation for a pre-taxation amount of R237m, $35m.
7.      Finance costs and unwinding of obligations
Quarter ended
Nine months ended
Quarter ended
Nine months ended
Sep         Jun         Sep
Sep
Sep
Sep
Jun        Sep          Sep           Sep
2011         2011        2010
2011
2010
2011
2011       2010          2011         2010
Reviewed        Reviewed      Unaudited
Reviewed
Unaudited
Reviewed
Reviewed     Unaudited        Reviewed       Unaudited
SA Rand million US Dollar million
Finance costs
(246)
(250) (189) (744) (575)
(34)
(37) (26) (107) (78)
Unwinding of obligations, accretion of
convertible bonds and other
discounts
(99)
(92) (96) (284) (271)
(14)
(14) (13) (41) (36)
(345)
(342) (285) (1,028) (846)
(48)
(50) (39) (148) (114)
8.      Taxation
Quarter ended
Nine months ended
Quarter ended
Nine months ended
Sep            Jun             Sep
Sep
Sep
Sep
Jun           Sep             Sep              Sep
2011           2011            2010
2011
2010
2011
2011          2010            2011            2010
Reviewed      Reviewed     Unaudited
Reviewed
Unaudited
Reviewed
Reviewed     Unaudited      Reviewed      Unaudited
SA Rand million US Dollar million
South African taxation
Mining tax
(318)
- 84 (318) -
(42)
- 13 (42) 2
Non-mining tax
9
(27) 71 (28) (59)
1
(4) 10 (4) (7)
Prior year provision
20
(49) 618 (34) 594
3
(7) 87 (5) 84
Deferred taxation
Temporary differences
(373)
(470) 1,311 (1,247) 1,297
(53)
(69) 184 (180) 183
Unrealised non-hedge derivatives and
other commodity contracts
-
- (2,152) - (1,892)
-
- (301) - (267)
Change in estimated deferred tax rate
-
- (7) - -
-
- (1) - -
(662)
(546) (76) (1,626) (60)
(92)
(80) (7) (232) (5)
Foreign taxation
Normal taxation
(769)
(351) (358) (1,487) (1,011)
(107)
(52) (49) (211) (136)
Prior year provision
(55)
2 29 (53) (29)
(7)
- 4 (7) (4)
Deferred taxation
Temporary differences
22
(118) 87 (176) (18)
1
(17) 12 (27) (1)
Unrealised non-hedge derivatives and
other commodity contracts
-
- - - (23)
-
- - - (3)
(802)
(467) (242) (1,716) (1,080)
(113)
(69) (33) (245) (145)
(1,465)        (1,013)             (318)        (3,342)         1,140)            (204)            (149)               (41)            (477)            (149)
Rounding of figures may result in computational discrepancies.

9.       Headline earnings
Quarter ended
Nine months ended
Quarter ended
Nine months ended
Sep       Jun          Sep
Sep
Sep
Sep
Jun        Sep          Sep          Sep
2011      2011         2010
2011
2010
2011
2011        2010         2011        2010
Reviewed   Reviewed       Unaudited
Reviewed
Unaudited
Reviewed
Reviewed     Unaudited       Reviewed      Unaudited
SA Rand million US Dollar million
The profit attributable to equity
shareholders has been adjusted by
the following to arrive at headline
earnings:
Profit attributable to equity shareholders
3,304
3,195 443 8,158 233
456
470 51 1,167 20
Net impairments of tangible assets
(note 6)
22
66 92 94 235
3
10 13 14 32
Net loss (profit) on disposal and
derecognition of land, mineral rights,
tangible assets and exploration
properties (note 6)
21
(18) 74 15 109
4
(3) 10 2 15
Impairment of investments (note 6)
124
12 - 136 -
16
2 - 18 -
Profit on disposal of subsidiary ISS
International Limited (note 6)
-
- - (14) -
-
- - (2) -
Profit on disposal of investments
(note 6)
-
- - - (45)
-
- - - (6)
Net impairment (reversal) of investment
in associates and joint ventures
2
15 (74) 17 (40)
-
2 (10) 2 (6)
Special items of associates
-
- (7) - (7)
-
- (1) - (1)
Taxation on items above - current
portion
-
6 - 7 4
-
1 - 1 -
Taxation on items above - deferred
portion
(15)
(32) (51) (53) (87)
(2)
(5) (7) (8) (12)
3,458
3,244 476 8,359 402
476
477 55 1,194 43
Headline earnings per ordinary share
(cents)
(1)
895
841 129 2,166 109
123
124 15 309 12
Diluted headline earnings per ordinary
share (cents)
(2)
846
706 129 1,944 109
117
104 15 278 12
(1)
Calculated on the basic weighted average number of ordinary shares.
(2)
Calculated on the diluted weighted average number of ordinary shares.
10.       Number of shares
Quarter ended
Nine months ended
Sep
Jun
Sep               Sep                Sep
2011
2011
2010              2011               2010
Reviewed Reviewed
Unaudited       Reviewed        Unaudited
Authorised number of shares:
Ordinary shares of 25 SA cents each
600,000,000
600,000,000
600,000,000   600,000,000     600,000,000
E ordinary shares of 25 SA cents each
4,280,000
4,280,000
4,280,000       4,280,000        4,280,000
A redeemable preference shares of 50 SA cents each
2,000,000
2,000,000
2,000,000       2,000,000        2,000,000
B redeemable preference shares of 1 SA cent each
5,000,000
5,000,000
5,000,000       5,000,000        5,000,000
Issued and fully paid number of shares:
Ordinary shares in issue
381,850,470
381,573,111
380,966,077    381,850,470      380,966,077
E ordinary shares in issue
3,421,848        3,444,060         2,837,150       3,421,848         2,837,150
Total ordinary shares:
385,272,318
385,017,171
383,803,227     385,272,318      383,803,227
A redeemable preference shares
2,000,000
2,000,000
2,000,000        2,000,000         2,000,000
B redeemable preference shares
778,896
778,896
778,896           778,896           778,896
In calculating the basic and diluted number of ordinary shares outstanding for the period, the following were taken into consideration:
Ordinary shares
381,644,151
381,480,773
364,556,377       381,471,126   363,135,881
E ordinary shares
3,431,215
2,665,595
2,954,409           2,958,298      3,305,316
Fully vested options
1,305,486
1,435,811
905,619           1,447,478      1,100,186
Weighted average number of shares
386,380,852
385,582,179
368,416,405       385,876,902   367,541,383
Dilutive potential of share options
1,290,253
1,109,716 1,113,099 1,321,614 1,158,835
Dilutive potential of convertible bonds
33,524,615
33,524,615 - 33,524,615 -
Diluted number of ordinary shares
421,195,720
420,216,510
369,529,504      420,723,131   368,700,218
11.       Share capital and premium
As at
As at
Sep
Jun
Dec
Sep
Sep         Jun         Dec            Sep
2011
2011
2010
2010
2011        2011        2010          2010
Reviewed   Reviewed
Audited Unaudited   Reviewed  Reviewed
Audited  Unaudited
SA Rand million US Dollar million
Balance at beginning of period
46,343
46,343 40,662 40,662
6,734
6,734 5,935 5,935
Ordinary shares issued
234
156 5,771 5,733
33
22 812 806
E ordinary shares cancelled
(15)
(13) (90) (85)
(2)
(2) (13) (12)
Sub-total
46,562
46,486 46,343 46,310
6,765
6,754 6,734 6,729
Redeemable preference shares held within the group
(313)
(313) (313) (313)
(53)
(53) (53) (53)
Ordinary shares held within the group
(148)
(149) (139) (181)
(22)
(23) (22) (28)
E ordinary shares held within the group
(198)
(200) (213) (218)
(30)
(30) (32) (33)
Balance at end of period
45,903
45,824 45,678 45,598
6,660
6,648 6,627 6,615
Rounding of figures may result in computational discrepancies.

12.       Exchange rates
Sep
Jun
Dec                               Sep
2011
2011
2010                             2010
Unaudited
Unaudited
Unaudited                       Unaudited
ZAR/USD average for the year to date
6.97
6.89
7.30                    7.45
ZAR/USD average for the quarter
7.14
6.78
6.88                    7.31
ZAR/USD closing
8.11
6.74
6.57                    6.96
.
ZAR/AUD average for the year to date
7.24
7.11
6.71                    6.68
ZAR/AUD average for the quarter
7.50
7.20
6.80                     6.61
ZAR/AUD closing
7.81
7.23
6.70                    6.73
.
BRL/USD average for the year to date
1.63
1.63
1.76                    1.78
BRL/USD average for the quarter
1.64
1.60
1.70                    1.75
BRL/USD closing
1.89
1.56
1.67                    1.69
ARS/USD average for the year to date
4.08
4.04
3.91                     3.89
ARS/USD average for the quarter
4.16
4.08
3.96                     3.94
ARS/USD closing
4.20
4.11
3.97                     3.96
13.      Capital commitments
Sep
Jun
Dec
Sep
Sep             Jun              Dec             Sep
2011
2011
2010
2010
2011            2011             2010           2010
Reviewed
Reviewed
Audited
Unaudited
Reviewed        Reviewed
Audited     Unaudited
SA Rand million US Dollar million
Orders placed and outstanding on capital contracts at the
prevailing rate of exchange
(1)
2,317       2,719        1,156        1,624          286          403          176          233
(1)
Includes capital commitments relating to equity accounted joint ventures.
Liquidity and capital resources
To service the above capital commitments and other operational requirements, the group is dependent on existing cash resources, cash generated from operations and borrowing facilities.
Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment, exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.
The credit facilities and other finance arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the group’s covenant performance indicates that existing financing facilities will be available to meet the above commitments. To the extent that any of the financing facilities mature in the near future, the group believes that sufficient measures are in place to ensure that these facilities can be refinanced.
14.    Contingencies
AngloGold Ashanti’s material contingent liabilities and assets at 30 September 2011 are detailed below:
Contingencies and guarantees
As at
As at
Sep
2011
Sep
2010
Sep
2011
Sep
2010
Reviewed
Unaudited
Reviewed
Unaudited
SA Rand million
US Dollar million
Contingent liabilities
Groundwater pollution
(1)
-
-
-
-
Deep groundwater pollution – South Africa
(2)
-
-
-
-
Sales tax on gold deliveries – Brazil
(3)
684
590
84
85
Other tax disputes – Brazil
(4)
286
226
35
32
Indirect taxes – Ghana
(5)
86
69
11
10
ODMWA litigation
(6)
-
-
-
-
Contingent assets
Royalty – Boddington Gold Mine
(7)
Royalty – Tau Lekoa Gold Mine
(8)
-
-
-
-
-
-
-
-
Financial Guarantees
Oro Group (Pty) Limited
(9)
100
100
12
14
1,156
985
142
141
AngloGold Ashanti is subject to contingencies pursuant to environmental laws and regulations that may in future require the group to take corrective action as follows:
(1)   Groundwater pollution – AngloGold Ashanti has identified groundwater contamination plumes at certain of its operations, which have occurred primarily as a result of seepage from mine residue stockpiles. Numerous scientific, technical and legal studies have been undertaken to assist in determining the magnitude of the contamination and to find sustainable remediation solutions. The group has instituted processes to reduce future potential seepage and it has been demonstrated that Monitored Natural Attenuation (MNA) by the existing environment will contribute to improvement in some instances. Furthermore, literature reviews, field trials and base line modelling techniques suggest, but are not yet proven, that the use of phyto-technologies can address the soil and groundwater contamination. Subject to the completion of trials and the technology being a proven remediation technique, no reliable estimate can be made for the obligation.
(2)   Deep groundwater pollution – The company has identified a flooding and future pollution risk posed by deep groundwater in the Klerksdorp and Far West Rand gold fields. Various studies have been undertaken by
AngloGold Ashanti since 1999. Due to the interconnected nature of mining operations, any proposed solution needs to be a combined one supported by all the mines located in these gold fields. As a result the Department of
Mineral Resources and affected mining companies are now involved in the development of a “Regional Mine
Closure Strategy”. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation.
(3)   Sales tax on gold deliveries – Mineração Serra Grande S.A. (MSG), received two tax assessments from the State of Goiás related to payments of sales taxes on gold deliveries for export. AngloGold Ashanti C rrego do Sit o
Mineração S.A. manages the operation and its attributable share of the first assessment is approximately $52m,
R423m (Sep 2010: $53m, R369m). The company’s attributable share of the second assessment is approximately
$32m, R261m (Sep 2010: $32m, R223m). In November 2006 the administrative council’s second chamber ruled in favour of MSG and fully cancelled the tax liability related to the first period. In July 2011, the administrative council’s second chamber ruled in favour of MSG and fully cancelled the tax liability related to the second period.
The State of Goiás has appealed to the full board of the State of Goiás tax administrative council. The company believes both assessments are in violation of federal legislation on sales taxes.
(4)   Other tax disputes – MSG received a tax assessment in October 2003 from the State of Minas Gerais related to sales taxes on gold. The tax administrators rejected the company’s appeal against the assessment. The company is now appealing the dismissal of the case. The company’s attributable share of the assessment is approximately
$9m, R72m (Sep 2010: $9m, R63m).
AngloGold Ashanti subsidiaries in Brazil are involved in various disputes with tax authorities. These disputes involve federal tax assessments including income tax, royalties, social contributions and annual property tax. The amount involved is approximately $26m, R214m (Sep 2010: $23m, R160m).
(5)   Indirect taxes – AngloGold Ashanti (Ghana) Limited received a tax assessment for $11m, R86m (Sep 2010: $10m,
R70m) during September 2009 in respect of 2006, 2007 and 2008 tax years, following an audit by the tax authorities related to indirect taxes on various items. Management is of the opinion that the indirect taxes are not payable and the company has lodged an objection.
(6)   Occupational Diseases in Mines and Works Act (ODMWA) litigation - The case of Mr Thembekile Mankayi was heard in the High Court of South Africa in June 2008, and an appeal heard in the Supreme Court of Appeals in
2010. In both instances judgement was awarded in favour of AngloGold Ashanti Limited. A further appeal that was lodged by Mr Mankayi was heard in the Constitutional Court in 2010. Judgement in the Constitutional Court was
handed down on 3 March 2011.
Following the judgement, Mr Mankayi’s executor may proceed with his case in the High Court. This will comprise, amongst others, providing evidence showing that Mr Mankayi contracted silicosis as a result of negligent conduct on the part of AngloGold Ashanti.
The company will defend the case and any subsequent claims on their merits. Should other individuals or groups lodge similar claims, these too would be defended by the company and adjudicated by the Courts on their merits.
In view of the limitation of current information for the accurate estimation of a possible liability, no reliable estimate can be made for this possible obligation.
(7)   Royalty – Boddington Gold Mine – As a result of the sale of the interest in the Boddington Gold Mine joint venture during 2009, the group is entitled to receive a royalty on any gold recovered or produced by the Boddington Gold
Mine, where the gold price is in excess of Boddington Gold Mine’s cash cost plus $600/oz. The royalty commenced on 1 July 2010 and is capped at a total amount of $100m, R788m, of which $26m, R188m (Sep 2010:
$2m, R13m) has been received to date. Royalties of $9m, R64m (Sep 2010: $2m, R13m) were received during the quarter.
(8)   Royalty – Tau Lekoa Gold Mine – As a result of the sale of the interest in the Tau Lekoa Gold Mine during 2010, the group is entitled to receive a royalty on the production of a total of 1.5 million ounces by the Tau Lekoa Gold
Mine and in the event that the average monthly rand price of gold exceeds R180,000/kg (subject to inflation adjustment). Where the average monthly rand price of gold does not exceed R180,000/kg (subject to inflation adjustment), the ounces produced in that quarter do not count towards the total 1.5 million ounces upon which the royalty is payable.
The royalty will be determined at 3% of the net revenue (being gross revenue less State royalties) generated by the Tau Lekoa assets. Royalties of $1m, R8m (Sep 2010: Nil) were received during the quarter.
(9)   Provision of surety – The company has provided sureties in favour of a lender on a gold loan facility with its affiliate
Oro Group (Pty) Limited and one of its subsidiaries to a maximum value of $12m, R100m (Sep 2010: $14m,
R100m). The suretyship agreements have a termination notice period of 90 days.

15.    Concentration of risk
There is a concentration of risk in respect of recoverable value added tax and fuel duties from the Tanzanian government:
•
Recoverable value added tax due from the Tanzanian government amounts to $44m, R357m at 30 September
2011 (Sep 2010: $48m, R334m). The last audited value added tax return was for the period ended 28 February
2011 and at the reporting date the audited amount was $58m, R470m (Sep 2010: $47m, R327m). The outstanding amounts at Geita have been discounted to their present value at a rate of 7.82%.
•
Recoverable fuel duties from the Tanzanian government amounts to $73m, R592m at 30 September 2011
(Sep 2010: $55m, R383m). Fuel duty claims are required to be submitted after consumption of the related fuel and are subject to authorisation by the Customs and Excise authorities. Claims for the refund of fuel duties amounting to $61m, R495m (Sep 2010: $42, R292m) have been lodged with the Customs and Excise authorities which are still outstanding, whilst claims for a refund of $12m, R97m (Sep 2010: $13m, R90m) have not yet been submitted. The amounts outstanding have been discounted to their present value at a rate of 7.82%.
16.    Borrowings
AngloGold Ashanti’s borrowings are interest bearing.
17.    Announcements
Appointment to the board of directors: On 31 August 2011, AngloGold Ashanti announced the appointment of
Ms Nozipho January-Bardill to the board with effect from 1 October 2011.
18.    Dividend
Interim Dividend No. 110 of 90 South African cents or 7.6182 UK pence or 19.188 cedis per ordinary share was paid to registered shareholders on 9 September 2011, while a dividend of 2.337 Australian cents per CHESS
Depositary Interest (CDI) was paid on the same day. On 12 September 2011, holders of Ghanaian Depositary
Shares (GhDS) were paid 0.19188 cedis per GhDS. Each CDI represents one-fifth of an ordinary share, and 100
GhDSs represents one ordinary share. A dividend of 12.0812 US cents per American Depositary Share (ADS) was paid to holders of American Depositary Receipts (ADRs) on 19 September 2011. Each ADS represents one ordinary share.
Interim Dividend No. E10 of 45 South African cents was paid to holders of E ordinary shares on 9 September 2011, being those employees participating in the Bokamoso ESOP and Izingwe Holdings (Proprietary) Limited.
The directors declared Interim Dividend No. 111 of 90 South African cents per ordinary share for the quarter ended
30 September 2011. In compliance with the requirements of Strate, given the company's primary listing on the JSE
Limited, the salient dates for payment of the dividend are as follows:
To holders of ordinary shares and to holders of CHESS Depositary Interests (CDIs)
Each CDI represents one-fifth of an ordinary share.
2011
Currency conversion date for UK pounds, Australian dollars and Ghanaian cedis Thursday, 24 November
Last date to trade ordinary shares cum dividend Friday, 25 November
Last date to register transfers of certificated securities cum dividend Friday, 25 November
Ordinary shares trade ex-dividend Monday, 28 November
Record date Friday, 2 December
Payment date Friday, 9 December
On the payment date, dividends due to holders of certificated securities on the South African and United Kingdom share registers will be electronically transferred to shareholders' bank accounts. Given the increasing incidences of fraud with respect to cheque payments, the company has ceased the payment of dividends by way of cheque.
Shareholders are requested to notify the relevant share registrars with banking details to enable future dividends to be paid via electronic funds transfer. Refer to the back cover for share registrar details.
Dividends in respect of dematerialised shareholdings will be credited to shareholders' accounts with the relevant
CSDP or broker.
To comply with further requirements of Strate, between Monday, 28 November 2011 and Friday, 2 December
2011, both days inclusive, no transfers between the South African, United Kingdom, Australian and Ghana share registers will be permitted and no ordinary shares pertaining to the South African share register may be dematerialised or rematerialised.

To holders of American Depositary Shares
Each American Depositary Share (ADS) represents one ordinary share.
2011
Ex dividend on New York Stock Exchange Wednesday, 30 November
Record date Friday, 2 December
Approximate date for currency conversion Friday, 9 December
Approximate payment date of dividend Monday, 19 December
Assuming an exchange rate of R7.8662/$, the dividend payable per ADS is equivalent to 11.4414 US cents.
However the actual rate of payment will depend on the exchange rate on the date for currency conversion.
To holders of Ghanaian Depositary Shares (GhDSs)
100 GhDSs represent one ordinary share.
2011
Last date to trade and to register GhDSs cum dividend
Friday, 25 November
GhDSs trade ex-dividend Monday, 28 November
Record date
Friday, 2 December
Approximate payment date of dividend Monday, 12 December
Assuming an exchange rate of R1/¢0.20476, the dividend payable per share is equivalent to 0.1843 cedis.
However, the actual rate of payment will depend on the exchange rate on the date for currency conversion. In
Ghana, the authorities have determined that dividends payable to residents on the Ghana share register be subject to a final withholding tax at a rate of 8%.
In addition, directors declared Interim Dividend No. E11 of 45 South African cents per E ordinary share, payable to employees participating in the Bokamoso ESOP and Izingwe Holdings (Proprietary) Limited. These dividends will be paid on Friday, 9 December 2011.
By order of the Board
T T MBOWENI
M CUTIFANI
Chairman Chief Executive Officer
7 November 2011

Non-GAAP disclosure
A
Sep
Jun
Sep
Sep
Sep
Sep
Jun
Sep
Sep
Sep
2011
2011
2010
2011
2010
2011
2011
2010
2011
2010
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Headline earnings (note 9)
3,458
3,244 476 8,359 402
476
477 55 1,194 43
Loss (gain) on unrealised non-hedge derivatives and other
commodity contracts (note 4)
5
14 (11,343) 7 (9,104)
1
2 (1,586) 1 (1,289)
Deferred tax on unrealised non-hedge derivatives and other
commodity contracts (note 8)
-
- 2,152 - 1,915
-
- 301 - 270
Fair value adjustment on option component of convertible bonds
(88)
(499) 166 (677) (319)
(11)
(73) 24 (98) (40)
Fair value adjustment on mandatory convertible bonds
(66)
(442) 160 (647) 160
(9)
(64) 22 (95) 22
Adjusted headline earnings (loss)
(1)
3,310
2,317 (8,389) 7,043 (6,947)
457
342 (1,184) 1,002 (993)
Hedge buy-back and related costs net of taxation
-
- 10,573 - 10,573
-
- 1,487 - 1,487
Adjusted headline earnings excluding hedge buy-back costs
(1)
3,310
2,317 2,184 7,043 3,626
457
342 303 1,002 494
Cents per share
(2)
Adjusted headline earnings
(1)
857
601 (2,277) 1,825 (1,890)
118
89 (321) 260 (270)
Adjusted headline earnings excluding hedge buy-back costs
(1)
857
601 593 1,825 987
118
89 82 260 134
(1)
-
-
-
-
-
-
-
(2)
B
Sep
Jun
Sep
Sep
Sep
Sep
Jun
Sep
Sep
Sep
2011
2011
2010
2011
2010
2011
2011
2010
2011
2010
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Reconciliation of gross profit to adjusted gross
profit:
(1)
Gross profit
5,865
4,254 2,672 13,594 4,794
815
627 357 1,941 637
Loss (gain) on unrealised non-hedge derivatives and other
commodity contracts (note 4)
5
14 (11,343) 7 (9,104)
1
2 (1,586) 1 (1,289)
Adjusted gross profit (loss)
(1)
5,870
4,268 (8,670) 13,602 (4,310)
816
629 (1,229) 1,942 (652)
Hedge buy-back costs (note 4)
-
- 11,639 - 11,639
-
- 1,637 - 1,637
Adjusted gross profit excluding hedge buy-back costs
(1)
5,870
4,268 2,969 13,602 7,329
816
629 408 1,942 986
C
Price received
Sep
Jun
Sep
Sep
Sep
Sep
Jun
Sep
Sep
Sep
2011
2011
2010
2011
2010
2011
2011
2010
2011
2010
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Gold income (note 2)
12,850
10,680 10,372 33,464 28,220
1,793
1,576 1,420 4,791 3,791
Adjusted for non-controlling interests
(349)
(282) (294) (906) (853)
(49)
(42) (40) (130) (115)
12,501
10,398 10,078 32,558 27,367
1,744
1,534 1,380 4,661 3,676
Loss on realised non-hedge derivatives (note 4)
-
- (745) - (2,072)
-
- (101) - (277)
Hedge buy-back costs (note 4)
-
- (11,639) - (11,639)
-
- (1,637) - (1,637)
Associates and equity accounted joint ventures' share of gold income including realised non-hedge derivatives
760
633 544 1,968 1,819
106
94 74 282 244
Attributable gold income including realised non-hedge
derivatives
13,261
11,031 (1,762) 34,525 15,475
1,850
1,628 (284) 4,943 2,006
Attributable gold sold - kg / - oz (000)
33,590
33,534 36,894 99,895 104,340
1,080
1,078 1,186 3,212 3,355
Revenue price per unit - R/kg / - $/oz
394,799
328,951 (47,750) 345,618 148,314
1,713
1,510 (239) 1,539 598
Attributable gold income including realised non-hedge derivatives as above
13,261
11,031 (1,762) 34,525 15,475
1,850
1,628 (284) 4,943 2,006
Hedge buy-back costs (note 4)
-
- 11,639 - 11,639
-
- 1,637 - 1,637
Attributable gold income including realised non-hedge derivatives normalised for hedge buy-back costs
13,261
11,031 9,877 34,525 27,114
1,850
1,628 1,353 4,943 3,643
Attributable gold sold - kg / - oz (000)
33,590
33,534 36,894 99,895 104,340
1,080
1,078 1,186 3,212 3,355
Revenue price per unit normalised for hedge buy-back costs
- R/kg / - $/oz
394,799
328,951 267,707 345,618 259,858
1,713
1,510 1,141 1,539 1,086
Rounding of figures may result in computational discrepancies.
From time to time AngloGold Ashanti Limited may publicly disclose certain "Non-GAAP" financial measures in the course of its financial presentations, earnings releases, earnings conference calls and otherwise.
The group uses certain Non-GAAP performance measures and ratios in managing the business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative to, the reported operating results or cash flow from operations or any other measure of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures that other companies use.
During 2010 the Group completed the elimination of its hedge book which has resulted in full exposure to prevailing spot gold prices.
Adjusted headline earnings
Quarter ended
Nine months ended
(Gain) loss on non-hedge derivatives and other commodity contracts in the income statement comprise the change in fair value of all non-hedge derivatives and other commodity contracts as follows:
SA Rand million
The unrealised fair value change on the option component of the convertible bonds;
Nine months ended
US Dollar million
Quarter ended
In the September 2010 quarter the hedge book was further reduced and contracts to the value of $1.6bn were accelerated and settled. The impact on earnings after taxation was $1.5bn in the September 2010 quarter. In the December 2010 quarter the hedge book was fully settled and hedge contracts to the value of $1.1bn were accelerated and settled. The impact on earnings after taxation was $1.1bn in the December 2010 quarter;
The unrealised fair value change of the warrants on shares and the embedded derivative.
Open positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the current reporting date; and
Adjusted headline earnings is intended to illustrate earnings after adjusting for:
SA Rand million
Settled positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the date of settlement.
The unrealised fair value change in contracts that were still open at reporting dates, as well as, the unwinding of the historic marked-to-market value of the position settled in the period;
Investment in hedge restructure transaction: During the hedge restructure in December 2004 and March 2005 quarters, $83m and $69m in cash was injected respectively into the hedge book in these quarters to increase the value of long-dated contracts. The entire investment in long-dated derivatives (certain of which have now matured), for the purposes of the adjustment to earnings, will only be taken into account when the realised portion of long-dated non-hedge derivatives are settled, and not when the short-term contracts were settled;
US Dollar million
Adjusted gross profit
Quarter ended
Nine months ended
Nine months ended
Quarter ended
Calculated on the basic weighted average number of ordinary shares.
(1)
Adjusted gross profit excludes unrealised non-hedge derivatives and other commodity contracts.
Quarter ended
US Dollar million / Imperial
Quarter ended
Nine months ended
Nine months ended
SA Rand million / Metric

Sep
Jun
Sep
Sep
Sep
Sep
Jun
Sep
Sep
Sep
2011
2011
2010
2011
2010
2011
2011
2010
2011
2010
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
D
Total costs
Total cash costs (note 3)
5,598
4,883 5,284 15,558 15,072
784
721 724 2,231 2,026
Adjusted for non-controlling interests and non-gold producing companies
(259)
(45) (193) (604) (416)
(36)
(7) (26) (85) (56)
Associates' and equity accounted joint ventures' share of
total cash costs
400
345 365 1,094 1,046
56
51 50 157 141
Total cash costs adjusted for non-controlling interests
and non-gold producing companies
5,739
5,183 5,456 16,048 15,702
804
765 747 2,303 2,110
Retrenchment costs (note 3)
26
20 23 73 102
4
3 3 10 14
Rehabilitation and other non-cash costs (note 3)
80
349 106 497 228
11
52 15 72 31
Amortisation of tangible assets (note 3)
1,374
1,274 1,240 3,942 3,680
192
188 170 566 494
Amortisation of intangible assets (note 3)
4
4 4 12 11
1
1 - 2 1
Adjusted for non-controlling interests and non-gold producing companies
(55)
(107) (67) (217) (162)
(7)
(16) (9) (31) (22)
Associates and equity accounted joint ventures' share of
production costs
15
17 19 48 50
1
2 2 6 7
Total production costs adjusted for non-controlling
interests and non-gold producing companies
7,183
6,740 6,781 20,404 19,611
1,007
995 929 2,928 2,636
Gold produced - kg / - oz (000)
33,970
33,776 36,129 100,049 104,714
1,092
1,086 1,162 3,217 3,367
Total cash cost per unit - R/kg / -$/oz
168,935
153,441 151,007 160,402 149,953
737
705 643 716 627
Total production cost per unit - R/kg / -$/oz
211,460
199,541 187,695 203,940 187,282
922
916 800 910 783
E
EBITDA
Operating profit
4,655
3,520 1,382 10,712 1,808
648
519 178 1,530 233
Amortisation of tangible assets (note 3)
1,374
1,274 1,240 3,942 3,680
192
188 170 565 494
Amortisation of intangible assets (note 3)
4
4 4 12 11
1
1 - 2 1
Net impairments of tangible assets (note 6)
22
66 92 94 235
3
10 13 14 32
Loss (gain) on unrealised non-hedge derivatives and other
commodity contracts (note 4)
5
14 (11,343) 7 (9,104)
1
2 (1,586) 1 (1,289)
Hedge buy-back costs (note 4)
-
- 11,639 - 11,639
-
- 1,637 - 1,637
Mandatory convertible bond issue discount,
underwriting and professional fees (note 6)
-
- 401 - 401
-
- 56 - 56
Exchange effects of equity raising
-
- 21 - 21
-
- 3 - 3
Share of associates' EBITDA
280
264 197 725 752
37
39 27 103 101
Impairment of investment (note 6)
124
12 - 136 -
16
2 - 18 -
Loss (profit) on disposal and abandonment of assets (note 6)
21
(18) 74 15 109
4
(3) 10 2 15
Profit on disposal of ISS International Limited (note 6)
-
- - (14) -
-
- - (2) -
6,485
5,136 3,706 15,629 9,507
902
758 509 2,234 1,278
F
Interest cover
EBITDA (note E)
6,485
5,136 3,706 15,629 9,507
902
758 509 2,234 1,278
Finance costs (note 7)
246
250 189 744 575
34
37 26 107 78
Capitalised finance costs
7
- - 7 -
1
- - 1 -
253
250 189 751 575
35
37 26 108 78
Interest cover - times
26
21 20 21 17
26
20 20 21 16
G
Operating cash flow
Net cash inflow (outflow) from operating activities
6,497
4,298 (7,783) 14,402 (3,494)
863
635 (1,126) 2,011 (560)
Stay-in-business capital expenditure
(1,853)
(1,480) (1,296) (4,447) (3,387)
(259)
(218) (177) (636) (455)
Expenditure on intangible assets
(49)
- - (49) -
(6)
- - (6) -
4,595
2,818 (9,079) 9,906 (6,881)
598
417 (1,303) 1,369 (1,015)
As at
As at
As at
As at
As at
As at
As at
As at
Sep
Jun
Dec
Sep
Sep
Jun
Dec
Sep
2011
2011
2010
2010
2011
2011
2010
2010
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
Unaudited
H
Net asset value - cents per share
Total equity
38,746
32,247 27,023 27,355
4,778
4,785 4,113 3,930
Mandatory convertible bonds
6,253
5,270 5,739 5,860
771
782 874 842
44,999
37,517 32,762 33,215
5,549
5,567 4,987 4,772
Number of ordinary shares in issue - million (note 10)
385
385 384 384
385
385 384 384
Net asset value - cents per share
11,680
9,744 8,532 8,654
1,440
1,446 1,299 1,243
Total equity
38,746
32,247 27,023 27,355
4,778
4,785 4,113 3,930
Mandatory convertible bonds
6,253
5,270 5,739 5,860
771
782 874 842
Intangible assets
(1,547)
(1,357) (1,277) (1,296)
(191)
(201) (194) (186)
43,452
36,160 31,485 31,919
5,358
5,366 4,793 4,586
Number of ordinary shares in issue - million (note 10)
385
385 384 384
385
385 384 384
Net tangible asset value - cents per share
11,278
9,392 8,199 8,317
1,391
1,394 1,248 1,195
I
Net debt
Borrowings - long-term portion
13,538
11,254 11,148 11,503
1,670
1,670 1,697 1,653
Borrowings - short-term portion
369
193 876 1,864
45
28 133 268
Total borrowings
(1)
13,907
11,447 12,024 13,367
1,715
1,698 1,830 1,921
Corporate office lease
(259)
(259) (259) (259)
(32)
(38) (39) (37)
Unamortised portion on the convertible and rated bonds
585
679 757 696
72
101 115 100
Cash restricted for use
(483)
(379) (283) (298)
(60)
(56) (43) (43)
Cash and cash equivalents
(8,717)
(5,656) (3,776) (9,313)
(1,075)
(839) (575) (1,338)
Net debt excluding mandatory convertible bonds
5,033
5,832 8,463 4,193
620
866 1,288 603
(1) Borrowings exclude the mandatory convertible bonds (note H).
Rounding of figures may result in computational discrepancies.
US Dollar million SA Rand million
Quarter ended
Nine months ended
Quarter ended
Nine months ended
SA Rand million / Metric US Dollar million / Imperial

South Africa
Continental
Africa
Australasia
Americas
Total group
UNDERGROUND OPERATION
Area mined
- 000 ft
2
2,625 - - - 2,625
Mined - 000 tons 1,691 526 312 558 3,088
Milled / Treated - 000 tons 1,575 547 294 616 3,032
Yield - oz/t 0.230 0.137 0.062 0.194 0.189
Gold produced - oz (000) 362 75 18 119 574
SURFACE AND DUMP RECLAMATION
Milled / Treated - 000 tons 2,725 - - - 2,725
Yield - oz/t 0.012 - - - 0.013
Gold produced - oz (000) 32 3 - - 35
OPEN-PIT OPERATION
Volume mined - 000 bcy - 16,982 225 - 17,207
Mined - 000 tons - 34,541 240 7,459 42,240
Treated - 000 tons - 6,684 725 254 7,663
Stripping ratio - ratio - 5.43 35.22 22.71 6.42
Yield - oz/t - 0.049 0.044 0.176 0.052
Gold produced - oz (000) - 325 32 45 402
HEAP LEACH OPERATION
Mined - 000 tons - 1,578 - 19,132 20,710
Placed - 000 tons - 288 - 5,920 6,209
Stripping ratio - ratio - 9.09 - 2.40 2.58
Yield - oz/t - 0.031 - 0.012 0.013
Gold placed - oz (000) - 9 - 74 83
Gold produced - oz (000) - 8 - 74 81
PRODUCTIVITY PER EMPLOYEE
Actual - oz 5.67 11.77 32.05 21.94 9.36
TOTAL
IMPERIAL OPERATING RESULTS
QUARTER ENDED SEPTEMBER 2011
Subsidiaries' gold produced - oz (000) 394 348 50 238 1,029
Joint ventures' gold produced - oz (000) - 63 - - 63
Attributable gold produced - oz (000) 394 411 50 238 1,092
Minority gold produced - oz (000) - 10 - 19 29
Subsidiaries' gold sold - oz (000) 393 324 55 246 1,018
Joint ventures' gold sold - oz (000) - 62 - - 62
Attributable gold sold - oz (000) 393 386 55 246 1,080
Minority gold sold - oz (000) - 11 - 21 32
Spot price - $/oz 1,705 1,705 1,705 1,705 1,705
Price received - $/oz sold 1,718 1,724 1,683 1,697 1,713
Total cash costs - $/oz produced 757 739 1,570 524 737
Total production costs - $/oz produced 981 884 1,743 710 922
Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS
QUARTER ENDED SEPTEMBER 2011 $'m
South Africa
Continental
Africa
Australasia
Americas
Corporate
and other
Sub-total
Less equity
accounted
investments
Total group
Gold income 675 684 93 448 - 1,899 (106) 1,793
Cash costs (320) (315) (79) (183) - (897) 56 (841)
By-products revenue 22 2 - 32 - 57 - 57
Total cash costs (298) (313) (79) (151) - (840) 56 (784)
Retrenchment costs (2) (1) - (1) - (4) - (4)
Rehabilitation and other non-cash costs (2) (5) - (5) - (11) - (11)
Amortisation of assets (84) (55) (9) (44) (3) (195) 2 (193)
Total production costs (386) (373) (87) (201) (3) (1,050) 58 (992)
Inventory change - 14 (5) 5 - 15 - 14
Cost of sales (386) (359) (92) (195) (3) (1,035) 58 (977)
Adjusted gross profit (loss)
290
325
-
253
(4)
864
(48)
816
Unrealised non-hedge derivatives and other
commodity contracts
- - - (1) - (1) - (1)
Gross profit (loss)
290
325
-
252
(4)
863
(48)
815
Corporate and other costs (3) - - (9) (66) (78) - (78)
Exploration - (18) (16) (32) (11) (78) 2 (76)
Intercompany transactions - (11) (1) (1) 13 - - -
Special items (4) (13) 11 1 (8) (13) - (13)
Operating profit (loss)
282
282
(6)
211
(75)
694
(47)
648
Net finance (costs) income, unwinding of
obligations and fair value adjustments
(1) 2 2 (2) (17) (15) (3) (18)
Exchange gain (loss) - (1) - 12 5 16 - 15
Share of equity accounted investments profit - - - (8) (2) (10) 34 24
Profit (loss) before taxation 280 283 (4) 213 (88) 685 (16) 669
Taxation (96) (102) 1 (27) 4 (220) 16 (204)
Profit (loss) for the period
184
182
(3)
187
(84)
465
-
465
Equity shareholders 184 178 (3) 180 (83) 456 - 456
Non-controlling interests - 4 - 7 (1) 9 - 9
Operating profit (loss) 282 282 (6) 211 (75) 694 (47) 648
Unrealised non-hedge derivatives and other

commodity contracts
- - - 1 - 1 - 1
Intercompany transactions - 11 1 1 (13) - - -
Special items 5 10 - - 8 22 - 22
Share of associates' EBIT - - - (8) (2) (10) 47 36
EBIT
287
303
(5)
204
(82)
707
-
707
Amortisation of assets 84 55 9 44 3 195 (2) 193
Share of associates' amortisation - - - - - - 2 2
EBITDA
371
358
4
248
(79)
902
-
902
Profit (loss) attributable to equity shareholders 184 178 (3) 180 (83) 456 - 456
Special items 5 10 - - 8 22 - 22
Share of associates' special items - - - - - - - -
Taxation on items above (2) - - - - (2) - (2)
Headline earnings (loss)
187
187
(3)
180
(75)
476
-
476
Unrealised non-hedge derivatives and other
commodity contracts
- - - 1 - 1 - 1
Deferred tax on unrealised non-hedge
derivatives and other commodity contracts
- - - - - - - -
Fair value adjustment on option component
of convertible bonds
- - - - (11) (11) - (11)
Fair value adjustment on mandatory
convertible bonds
- - - - (9) (9) - (9)
Adjusted headline earnings (loss)
187
187
(3)
181
(95)
457
-
457
Ore reserve development capital 71 13 5 17 - 106 - 106
Stay-in-business capital 43 66 2 40 10 161 (2) 159
Project capital 26 22 25 68 - 141 (18) 123
Total capital expenditure
140
101
32
125
10
408
(20)
388
Rounding of figures may result in computational discrepancies.

South Africa
Continental
Africa
Australasia
Americas
Total group
UNDERGROUND OPERATION
Area mined
- 000 ft
2
2,962 - - - 2,962
Mined - 000 tons 1,834 486 261 571 3,152
Milled / Treated - 000 tons 1,651 541 243 550 2,983
Yield - oz/t 0.233 0.151 0.092 0.181 0.197
Gold produced - oz (000) 384 82 22 99 587
SURFACE AND DUMP RECLAMATION
Milled / Treated - 000 tons 3,089 - - - 3,089
Yield - oz/t 0.015 - - - 0.016
Gold produced - oz (000) 48 1 - - 49
OPEN-PIT OPERATION
Volume mined - 000 bcy - 18,444 172 - 18,616
Mined - 000 tons - 36,920 395 7,611 44,926
Treated - 000 tons - 5,872 736 260 6,867
Stripping ratio - ratio - 4.63 7.57 23.32 5.49
Yield - oz/t - 0.049 0.052 0.167 0.054
Gold produced - oz (000) - 288 38 43 370
HEAP LEACH OPERATION
Mined - 000 tons - 1,925 - 17,947 19,872
Placed - 000 tons - 317 - 5,980 6,298
Stripping ratio - ratio - 6.31 - 2.07 2.25
Yield - oz/t - 0.032 - 0.011 0.012
Gold placed - oz (000) - 10 - 68 78
Gold produced - oz (000) - 6 - 74 80
PRODUCTIVITY PER EMPLOYEE
Actual - oz 6.21 11.01 40.57 20.73 9.39
TOTAL
IMPERIAL OPERATING RESULTS
QUARTER ENDED JUNE 2011
Subsidiaries' gold produced - oz (000) 431 313 61 216 1,022
Joint ventures' gold produced - oz (000) - 64 - - 64
Attributable gold produced - oz (000) 431 377 61 216 1,086
Minority gold produced - oz (000) - 12 - 18 30
Subsidiaries' gold sold - oz (000) 431 310 62 213 1,016
Joint ventures' gold sold - oz (000) - 62 - - 62
Attributable gold sold - oz (000) 431 372 62 213 1,078
Minority gold sold - oz (000) - 12 - 19 30
Spot price - $/oz 1,496 1,496 1,496 1,496 1,496
Price received - $/oz sold 1,516 1,506 1,498 1,507 1,510
Total cash costs - $/oz produced 688 705 1,595 487 705
Total production costs - $/oz produced 905 861 1,745 794 916
Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS
QUARTER ENDED JUNE 2011 $'m
South Africa
Continental
Africa
Australasia
Americas
Corporate
and other
Sub-total
Less equity
accounted
investments
Total group
Gold income 654 578 93 344 - 1,669 (94) 1,576
Cash costs (330) (277) (97) (160) 25 (839) 51 (788)
By-products revenue 33 2 - 32 1 68 - 67
Total cash costs (297) (275) (97) (129) 26 (772) 51 (721)
Retrenchment costs (2) - - (1) - (3) - (3)
Rehabilitation and other non-cash costs (2) (8) (1) (41) - (52) - (52)
Amortisation of assets (89) (52) (8) (38) (4) (191) 2 (189)
Total production costs (390) (335) (106) (208) 21 (1,017) 53 (964)
Inventory change - 1 3 15 - 18 (1) 17
Cost of sales (390) (334) (103) (193) 21 (999) 52 (947)
Adjusted gross profit (loss)
264
244
(10)
151
21
670
(41)
629
Unrealised non-hedge derivatives and other
commodity contracts
- - - (3) - (2) - (2)
Gross profit (loss)
264
245
(10)
149
21
668
(41)
627
Corporate and other costs (3) (4) - (10) (57) (74) - (74)
Exploration - (13) (12) (30) (10) (64) 1 (63)
Intercompany transactions - (11) - (1) 12 - - -
Special items (7) 581 16 1 (562) 29 - 29
Operating profit (loss)
253
797
(6)
109
(595)
559
(40)
519
Net finance (costs) income, unwinding of
obligations and fair value adjustments
(1) (2) - (1) 101 97 - 98
Exchange (loss) gain - (4) - (2) (1) (6) 1 (6)
Share of equity accounted investments profit - - - (3) (3) (5) 26 21
Profit (loss) before taxation 252 792 (6) 104 (497) 645 (13) 632
Taxation (79) (71) 1 (12) (2) (162) 13 (149)
Profit (loss) for the period
174
722
(5)
92
(499)
483
-
483
Equity shareholders 174 717 (5) 92 (508) 470 - 470
Non-controlling interests - 4 - - 9 13 - 13
Operating profit (loss) 253 797 (6) 109 (595) 559 (40) 519
Unrealised non-hedge derivatives and other

commodity contracts
- - - 3 - 2 - 2
Intercompany transactions - 11 - 1 (12) - - -
Special items 8 (550) (3) (1) 555 9 - 9
Share of associates' EBIT - - - (3) - (3) 40 37
EBIT
261
258
(9)
109
(52)
567
-
567
Amortisation of assets 89 52 8 38 4 191 (2) 189
Share of associates' amortisation - - - - - - 2 2
EBITDA
350
310
(1)
147
(48)
758
-
758
Profit (loss) attributable to equity shareholders 174 717 (5) 92 (508) 470 - 470
Special items 8 (550) (3) (1) 555 9 - 9
Share of associates' special items - - - - 2 2 - 2
Taxation on items above (5) - 1 - - (4) - (4)
Headline earnings (loss)
177
167
(7)
91
50
477
-
477
Unrealised non-hedge derivatives and other
commodity contracts
- - - 3 - 2 - 2
Deferred tax on unrealised non-hedge
derivatives and other commodity contracts
- - - - - - - -
Fair value adjustment on option component of
convertible bonds
- - - - (73) (73) - (73)
Fair value loss on mandatory convertible
bonds
- - - - (64) (64) - (64)
Adjusted headline earnings (loss)
177
167
(7)
93
(88)
342
-
342
Ore reserve development capital 68 12 1 17 - 98 - 98
Stay-in-business capital 29 63 2 27 1 122 (1) 121
Project capital 19 30 16 61 - 126 (22) 104
Total capital expenditure
116
105
19
105
1
346
(23)
323
Rounding of figures may result in computational discrepancies.

South Africa
Continental
Africa
Australasia
Americas
Total group
UNDERGROUND OPERATION
Area mined
- 000 ft
2
3,221 - - - 3,221
Mined - 000 tons 2,013 452 117 570 3,151
Milled / Treated - 000 tons 1,877 480 144 564 3,065
Yield - oz/t 0.227 0.147 0.092 0.193 0.202
Gold produced - oz (000) 425 71 13 109 618
SURFACE AND DUMP RECLAMATION
Milled / Treated - 000 tons 2,792 314 - - 3,106
Yield - oz/t 0.019 0.015 - - 0.018
Gold produced - oz (000) 53 5 - - 57
OPEN-PIT OPERATION
Volume mined - 000 bcy - 14,492 1,748 - 16,240
Mined - 000 tons - 29,361 4,053 8,231 41,646
Treated - 000 tons - 5,873 862 271 7,006
Stripping ratio - ratio - 4.54 3.86 26.04 5.47
Yield - oz/t - 0.049 0.092 0.173 0.059
Gold produced - oz (000) - 288 80 47 414
HEAP LEACH OPERATION
Mined - 000 tons - 1,661 - 16,507 18,168
Placed - 000 tons - 256 - 6,017 6,273
Stripping ratio - ratio - 8.43 - 1.87 2.07
Yield - oz/t - 0.030 - 0.014 0.014
Gold placed - oz (000) - 8 - 82 90
Gold produced - oz (000) - 10 - 62 72
PRODUCTIVITY PER EMPLOYEE
Actual - oz 6.17 11.19 62.31 23.15 9.55
TOTAL
IMPERIAL OPERATING RESULTS
QUARTER ENDED SEPTEMBER 2010
Subsidiaries' gold produced - oz (000) 478 310 93 218 1,099
Joint ventures' gold produced - oz (000) - 63 - - 63
Attributable gold produced - oz (000) 478 373 93 218 1,162
Minority gold produced - oz (000) - 11 - 24 35
Subsidiaries' gold sold - oz (000) 513 306 87 220 1,125
Joint ventures' gold sold - oz (000) - 61 - - 61
Attributable gold sold - oz (000) 513 367 87 220 1,186
Minority gold sold - oz (000) - 11 - 25 36
Spot price - $/oz 1,226 1,226 1,226 1,226 1,226
Price received - $/oz sold (287) (62) (405) (359) (239)
Price received excluding hedge
buy-back costs
- $/oz sold 1,135 1,152 1,141 1,137 1,141
Total cash costs - $/oz produced 594 725 1,064 433 643
Total production costs - $/oz produced 772 879 1,142 573 800
Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS
QUARTER ENDED SEPTEMBER 2010 $'m
South Africa
Continental
Africa
Australasia
Americas
Corporate
and other
Sub-total
Less equity
accounted
investments
Total group
Gold income received
(1)
582 436 99 277 - 1,394 (75) 1,319
Cash costs (293) (279) (99) (139) 6 (805) 50 (754)
By-products revenue 10 1 - 19 1 31 - 31
Total cash costs (284) (278) (99) (119) 7 (774) 50 (724)
Retrenchment costs (3) - - (1) - (3) - (3)
Rehabilitation and other non-cash costs (2) (13) - (1) - (15) - (15)
Amortisation of assets (81) (46) (7) (36) (2) (173) 2 (170)
Total production costs (369) (336) (106) (157) 4 (965) 53 (912)
Inventory change (24) 9 2 14 - 2 (1) 1
Cost of sales (393) (327) (104) (143) 4 (963) 51 (911)
Adjusted gross profit (loss) excluding
hedge buy-back costs
189
109
(5)
134
4
431
(23)
408
Hedge buy-back costs (729) (446) (134) (328) - (1,637) - (1,637)
Adjusted gross (loss) profit
(540)
(337)
(139)
(194)
4
(1,206)
(23)
(1,229)
Unrealised non-hedge derivatives and other
commodity contracts
915 251 - 420 - 1,586 - 1,586
Gross profit (loss)
375 (86) (139) 226 4 380 (23) 357
Corporate and other costs (3) (4) - (9) (43) (58) - (59)
Exploration - (11) (14) (23) (13) (61) - (60)
Intercompany transactions - (12) - (1) 13 - - -
Special items (8) (1) 2 - (52) (58) (1) (60)
Operating profit (loss)
365
(113)
(152)
193
(90)
202
(24)
178
Net finance (costs) income, unwinding of
obligations and fair value adjustments
(1) (2) - 1 (74) (78) - (78)
Exchange gain (loss) - (8) - (6) (4) (19) 3 (16)
Share of equity accounted investments profit - - - - 12 12 8 21
Profit (loss) before taxation 363 (124) (152) 187 (156) 118 (13) 106
Taxation 18 (32) 3 (17) (24) (53) 13 (41)
Profit (loss) for the period
381
(156)
(149)
170
(180)
65
-
65
Equity shareholders 381 (160) (149) 161 (183) 51 - 51
Non-controlling interests - 3 - 9 3 15 - 14   3 9 3 15 14
Operating profit (loss) 365 (113) (152) 193 (90) 202 (24) 178
Unrealised non-hedge derivatives and other
commodity contracts
(915) (251) - (420) - (1,586) - (1,586)
Hedge buy-back costs 729 446 134 328 59 1,696 - 1,696
Intercompany transactions - 12 - 1 (13) - - -
Special items 20 - - - 1 22 1 23
Share of associates' EBIT - - - - 2 2 23 25
EBIT
198
95
(17)
102
(42)
336
-
336
Amortisation of assets 81 46 7 36 2 173 (2) 170
Share of associates' amortisation - - - - - - 2 2
EBITDA
280
140
(10)
139
(39)
509
-
509
Profit (loss) attributable to equity shareholders 381 (160) (149) 161 (183) 51 - 51
Special items 20 - - - 1 22 1 23
Share of associates' special items - - - - (10) (10) (1) (12)
Taxation on items above (6) - - (1) - (7) - (7)
Headline earnings (loss)
395
(159)
(149)
160
(192)
55
-
55
Unrealised non-hedge derivatives and other
commodity contracts
(915) (251) - (420) - (1,586) - (1,586)
Deferred tax on unrealised non-hedge
derivatives and other commodity contracts
301 - - - - 301 - 301
Fair value adjustment on option component
of convertible bonds
- - - - 24 24 - 24
Fair value loss on mandatory convertible
- - - - 22 22 - 22
Hedge buy-back and related costs
net of taxation
523 443 134 328 59 1,487 - 1,487
Adjusted headline earnings (loss) excluding
hedge buy-back costs
304
33
(15)
69
(86)
303
-
303
Ore reserve development capital 65 9 4 14 - 93 - 93
Stay-in-business capital 22 33 4 25 1 85 (1) 84
Project capital 13 17 2 43 - 75 (10) 65
Total capital expenditure
100
60
10
82
1
253
(11)
242
(1) Gold income received is gold income per income statement and loss on realised non-hedge derivatives (note 4).
Rounding of figures may result in computational discrepancies.

South Africa
Continental
Africa
Australasia
Americas
Total group
UNDERGROUND OPERATION
Area mined
- 000 ft
2
8,285 - - - 8,285
Mined - 000 tons 5,244 1,503 800 1,644 9,190
Milled / Treated - 000 tons 4,758 1,631 802 1,705 8,896
Yield - oz/t 0.231 0.139 0.102 0.189 0.194
Gold produced - oz (000) 1,098 226 81 323 1,729
SURFACE AND DUMP RECLAMATION
Milled / Treated - 000 tons 8,774 - - - 8,774
Yield - oz/t 0.015 - - - 0.015
Gold produced - oz (000) 128 5 - - 133
OPEN-PIT OPERATION
Volume mined - 000 bcy - 51,879 1,842 - 53,721
Mined - 000 tons - 104,163 4,025 22,303 130,490
Treated - 000 tons - 18,735 2,107 758 21,600
Stripping ratio - ratio - 4.44 6.62 23.45 5.33
Yield - oz/t - 0.048 0.048 0.167 0.052
Gold produced - oz (000) - 898 102 127 1,126
HEAP LEACH OPERATION
Mined - 000 tons - 5,143 - 54,360 59,503
Placed - 000 tons - 910 - 17,649 18,559
Stripping ratio - ratio - 6.92 - 2.18 2.35
Yield - oz/t - 0.031 - 0.012 0.013
Gold placed - oz (000) - 28 - 206 234
Gold produced - oz (000) - 21 - 208 229
PRODUCTIVITY PER EMPLOYEE
Actual - oz 5.89 11.21 37.82 20.93 9.27
TOTAL
IMPERIAL OPERATING RESULTS
NINE MONTHS ENDED SEPTEMBER 2011
Subsidiaries' gold produced - oz (000) 1,226 965 183 657 3,031
Joint ventures' gold produced - oz (000) - 186 - - 186
Attributable gold produced - oz (000) 1,226 1,151 183 657 3,217
Minority gold produced - oz (000) - 33 - 58 91
Subsidiaries' gold sold - oz (000) 1,225 955 187 661 3,028
Joint ventures' gold sold - oz (000) - 184 - - 184
Attributable gold sold - oz (000) 1,225 1,139 187 661 3,212
Minority gold sold - oz (000) - 35 - 58 93
Spot price - $/oz 1,534 1,534 1,534 1,534 1,534
Price received - $/oz sold 1,542 1,540 1,511 1,541 1,539
Total cash costs - $/oz produced 693 753 1,414 498 716
Total production costs - $/oz produced 918 902 1,570 720 910
Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS - NINE MONTHS
ENDED SEPTEMBER 2011 $'m
South Africa
Continental
Africa
Australasia
Americas
Corporate
and other
Sub-total
Less equity
accounted
investments
Total group
Gold income 1,889 1,807 282 1,095 - 5,072 (282) 4,791
Cash costs (932) (898) (260) (493) 20 (2,564) 158 (2,406)
By-products revenue 82 6 1 86 1 176 (1) 175
Total cash costs (850) (893) (259) (407) 21 (2,388) 157 (2,231)
Retrenchment costs (7) (1) - (2) - (11) - (10)
Rehabilitation and other non-cash costs (6) (20) (1) (46) - (73) 1 (72)
Amortisation of assets (263) (152) (28) (122) (9) (574) 6 (566)
Total production costs (1,126) (1,067) (287) (577) 12 (3,045) 164 (2,881)
Inventory change - (9) - 42 - 33 (2) 31
Cost of sales (1,126) (1,076) (287) (536) 12 (3,012) 162 (2,849)
Adjusted gross profit (loss)
763
731
(5)
560
12
2,061
(119)
1,942
Unrealised non-hedge derivatives and other
commodity contracts
- - - (1) - (1) - (1)
Gross profit (loss)
763
732
(5)
558
12
2,060
(119)
1,941
Corporate and other costs (9) (7) (2) (33) (181) (232) (1) (233)
Exploration (1) (51) (38) (81) (29) (200) 4 (196)
Intercompany transactions - (34) (1) (2) 37 - - -
Special items (12) 561 35 2 (568) 18 - 18
Operating profit (loss)
742
1,201
(12)
445
(729)
1,647
(117)
1,530
Net finance (costs) income, unwinding of
obligations and fair value adjustments
(4) (1) 2 (3) 83 78 (3) 74
Exchange (loss) gain - (8) - 12 5 8 3 12
Share of equity accounted investments profit - - - (15) (7) (21) 78 57
Profit (loss) before taxation 738 1,192 (10) 439 (648) 1,711 (38) 1,673
Taxation (230) (214) 1 (68) (4) (515) 38 (477)
Profit (loss) for the period
509
977
(9)
371
(652)
1,196
-
1,196
Equity shareholders 509 964 (9) 359 (655) 1,167 - 1,167
Non-controlling interests - 14 - 12 3 29 - 29
Operating profit (loss) 742 1,201 (12) 445 (729) 1,647 (117) 1,530
Unrealised non-hedge derivatives and other
commodity contracts
- - - 1 - 1 - 1
Intercompany transactions - 34 1 2 (37) - - -
Special items 14 (539) (3) (1) 561 31 - 31
Share of associates' EBIT - - - (15) (4) (19) 117 98
EBIT
756
695
(14)
432
(209)
1,660
-
1,660
Amortisation of assets 263 152 28 122 9 574 (6) 567
Share of associates' amortisation - - - - - - 6 6
EBITDA
1,019
848
14
553
(201)
2,234
-
2,234
Profit (loss) attributable to equity shareholders 509 964 (9) 359 (655) 1,167 - 1,167
Special items 14 (539) (3) (1) 561 31 - 31
Share of associates' special items - - - - 2 2 - 2
Taxation on items above (7) - 1 - - (7) - (7)
Headline earnings (loss)
516
424
(11)
358
(92)
1,194
-
1,194
Unrealised non-hedge derivatives and other
commodity contracts
- - - 1 - 1 - 1
Deferred tax on unrealised non-hedge
derivatives and other commodity contracts
- - - - - - - -
Fair value adjustment on option component
of convertible bonds
- - - - (98) (98) - (98)
Fair value loss on mandatory convertible
- - - - (95) (95) - (95)
Adjusted headline earnings (loss)
516
424
(11)
359
(286)
1,002
-
1,002
Ore reserve development capital 204 37 9 48 - 299 - 299
Stay-in-business capital 86 162 6 81 13 348 (4) 344
Project capital 61 69 46 179 - 355 (54) 301
Total capital expenditure
351
268
62
308
14
1,002
(58)
944
Rounding of figures may result in computational discrepancies.

South Africa
Continental
Africa
Australasia
Americas
Total group
UNDERGROUND OPERATION
Area mined
- 000 ft
2
10,035 - - - 10,035
Mined - 000 tons 6,151 1,550 469 1,507 9,677
Milled / Treated - 000 tons 5,719 1,525 397 1,566 9,207
Yield - oz/t 0.207 0.153 0.119 0.187 0.191
Gold produced - oz (000) 1,182 234 47 293 1,756
SURFACE AND DUMP RECLAMATION
Milled / Treated - 000 tons 8,311 864 - - 9,175
Yield - oz/t 0.015 0.019 - - 0.016
Gold produced - oz (000) 127 17 - - 144
OPEN-PIT OPERATION
Volume mined - 000 bcy - 47,060 5,009 - 52,069
Mined - 000 tons - 93,356 11,766 23,804 128,927
Treated - 000 tons - 17,579 2,596 860 21,035
Stripping ratio - ratio - 4.03 4.88 25.41 5.01
Yield - oz/t - 0.046 0.095 0.172 0.058
Gold produced - oz (000) - 816 247 148 1,211
HEAP LEACH OPERATION
Mined - 000 tons - 3,942 - 50,843 54,784
Placed - 000 tons - 953 - 17,309 18,262
Stripping ratio - ratio - 6.95 - 1.98 2.12
Yield - oz/t - 0.039 - 0.014 0.015
Gold placed - oz (000) - 37 - 241 278
Gold produced - oz (000) - 51 - 205 257
PRODUCTIVITY PER EMPLOYEE
Actual - oz 5.48 11.28 66.59 23.35 9.10
TOTAL
IMPERIAL OPERATING RESULTS
NINE MONTHS ENDED SEPTEMBER 2010
Subsidiaries' gold produced - oz (000) 1,309 906 294 646 3,155
Joint ventures' gold produced - oz (000) - 212 - - 212
Attributable gold produced - oz (000) 1,309 1,118 294 646 3,367
Minority gold produced - oz (000) - 36 - 70 106
Subsidiaries' gold sold - oz (000) 1,315 894 291 646 3,147
Joint ventures' gold sold - oz (000) - 208 - - 208
Attributable gold sold - oz (000) 1,315 1,102 291 646 3,355
Minority gold sold - oz (000) - 35 - 71 106
Spot price - $/oz 1,178 1,178 1,178 1,178 1,178
Price received - $/oz sold 531 691 608 570 598
Price received excluding hedge
buy-back costs
- $/oz sold 1,086 1,095 1,069 1,079 1,086
Total cash costs - $/oz produced 592 686 1,012 422 627
Total production costs - $/oz produced 787 823 1,091 560 783
Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS - NINE MONTHS
ENDED SEPTEMBER 2010 $'m
South Africa
Continental
Africa
Australasia
Americas
Corporate
and other
Sub-total
Less equity
accounted
investments
Total group
Gold income received
(1)
1,428 1,248 311 770 - 3,758 (244) 3,514
Cash costs (800) (792) (298) (385) 26 (2,249) 141 (2,108)
By-products revenue 25 3 1 52 2 83 - 83
Total cash costs (775) (789) (297) (333) 28 (2,166) 141 (2,026)
Retrenchment costs (12) - - (2) - (14) - (14)
Rehabilitation and other non-cash costs (4) (26) - (1) - (31) - (31)
Amortisation of assets (240) (130) (23) (103) (7) (503) 7 (495)
Total production costs (1,031) (945) (320) (439) 21 (2,714) 147 (2,566)
Inventory change (4) 11 2 32 - 40 (2) 38
Cost of sales (1,034) (934) (319) (408) 21 (2,673) 145 (2,529)
Adjusted gross profit (loss) excluding
hedge buy-back costs
394
315
(8)
362
21
1,084
(99)
986
Hedge buy-back costs (729) (446) (134) (328) - (1,637) - (1,637)
Adjusted gross profit (loss)
(335)
(131)
(142)
34
21
(553)
(99)
(652)
Unrealised non-hedge derivatives and other
commodity contracts
815 95 10 369 - 1,289 - 1,289
Gross profit (loss)
479
(36)
(132)
403
21
736
(99)
637
Corporate and other costs (7) (5) (1) (20) (127) (160) - (160)
Exploration (1) (34) (32) (61) (23) (151) 2 (149)
Intercompany transactions - (25) (1) (1) 28 - - -
Special items (24) (24) 8 - (53) (94) (1) (95)
Operating profit (loss)
448
(125)
(158)
321
(154)
331
(98)
233
Net finance (costs) income, unwinding of
obligations and fair value adjustments
(1) (6) - 2 (66) (70) - (70)
Exchange gain (loss) - (11) - (8) 8 (11) - (11)
Share of equity accounted investments
profit (loss)
- - - - 3 3 51 54
Profit (loss) before taxation 446 (141) (158) 314 (209) 252 (46) 206
Taxation 6 (112) 4 (83) (9) (195) 46 (149)
Profit (loss) for the period
452
(253)
(155)
231
(218)
57
-
57
Equity shareholders 452 (263) (155) 211 (225) 20 - 20 Equity shareholders 452 (263) (155) 211 (225) 20 - 20
Non-controlling interests - 10 - 20 7 37 - 37
Operating profit (loss) 448 (125) (158) 321 (154) 331 (98) 233
Unrealised non-hedge derivatives and other
commodity contracts
(815) (95) (10) (369) - (1,289) - (1,289)
Hedge buy-back costs 729 446 134 328 59 1,696 - 1,696
Intercompany transactions - 25 1 1 (28) - - -
Special items 32 11 (6) 1 2 40 1 41
Share of associates' EBIT - - - - (3) (3) 97 94
EBIT
395
262
(39)
282
(123)
776
-
776
Amortisation of assets 240 130 23 103 7 503 (7) 495
Share of associates' amortisation - - - - - - 7 7
EBITDA
634
392
(16)
385
(117)
1,278
-
1,278
Profit (loss) attributable to equity shareholders 452 (263) (155) 211 (225) 20 - 20
Special items 32 11 (6) 1 2 40 1 41
Share of associates' special items - - - - (6) (6) (1) (7)
Taxation on items above (8) (3) - (1) - (12) - (12)
Headline earnings (loss)
477
(255)
(160)
211
(229)
43
-
43
Unrealised non-hedge derivatives and
other commodity contracts
(815) (95) (10) (369) - (1,289) - (1,289)
Deferred tax on unrealised non-hedge
derivatives and other commodity contracts
267 - 3 - - 270 - 270
Fair value adjustment on option component
of convertible bond
- - - - (40) (40) - (40)
Fair value loss on mandatory convertible bond - - - - 22 22 - 22
Hedge buy-back and related costs
net of taxation
523 443 134 328 59 1,487 - 1,487
Adjusted headline earnings (loss) excluding
hedge buy-back costs
452
93
(33)
169
(187)
494
-
494
Ore reserve development capital 182 27 13 38 - 259 - 259
Stay-in-business capital 66 62 9 59 3 199 (3) 196
Project capital 33 49 8 103 - 193 (25) 168
Total capital expenditure
280
137
29
200
3
650
(27)
623
(1) Gold income received is gold income per income statement, (loss) gain on realised non-hedge derivatives (note 4).
Rounding of figures may result in computational discrepancies.

South Africa
Continental
Africa
Australasia
Americas
Total group
UNDERGROUND OPERATION
Area mined
- 000 m
2
244 - - - 244
Mined - 000 tonnes 1,534 478 283 506 2,802
Milled / Treated - 000 tonnes 1,429 496 267 559 2,751
Yield - g/t 7.87 4.71 2.13 6.64 6.49
Gold produced - kg 11,246 2,336 569 3,713 17,863
SURFACE AND DUMP RECLAMATION
Milled / Treated - 000 tonnes 2,472 - - - 2,472
Yield - g/t 0.40 - - - 0.44
Gold produced - kg 997 91 - - 1,088
OPEN-PIT OPERATION
Volume mined - 000 bcm - 12,983 172 - 13,155
Mined - 000 tonnes - 31,335 218 6,766 38,319
Treated - 000 tonnes - 6,063 658 230 6,952
Stripping ratio - ratio - 5.43 35.22 22.71 6.42
Yield - g/t - 1.67 1.50 6.05 1.80
Gold produced - kg - 10,104 989 1,395 12,488
HEAP LEACH OPERATION
Mined - 000 tonnes - 1,431 - 17,356 18,788
Placed - 000 tonnes - 261 - 5,371 5,632
Stripping ratio - ratio - 9.09 - 2.40 2.58
Yield - g/t - 1.05 - 0.43 0.46
Gold placed - kg - 275 - 2,297 2,573
Gold produced - kg - 238 - 2,293 2,531
PRODUCTIVITY PER EMPLOYEE
Actual - g 176 366 997 682 291
TOTAL
METRIC OPERATING RESULTS
QUARTER ENDED SEPTEMBER 2011
Subsidiaries' gold produced - kg 12,243 10,822 1,558 7,401 32,023
Joint ventures' gold produced - kg - 1,947 - - 1,947
Attributable gold produced - kg 12,243 12,769 1,558 7,401 33,970
Minority gold produced - kg - 310 - 603 913
Subsidiaries' gold sold - kg 12,232 10,059 1,711 7,646 31,647
Joint ventures' gold sold - kg - 1,943 - - 1,943
Attributable gold sold - kg 12,232 12,002 1,711 7,646 33,590
Minority gold sold - kg - 332 - 653 985
Spot price - R/kg 391,507 391,507 391,507 391,507 391,507
Price received - R/kg sold 395,628 398,860 384,427 389,420 394,799
Total cash costs - R/kg produced 173,263 169,453 359,740 120,879 168,935
Total production costs - R/kg produced 224,553 202,915 399,434 163,708 211,460
Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS - QUARTER ENDED
SEPTEMBER 2011 ZAR'm
South Africa
Continental
Africa
Australasia
Americas
Corporate
and other
Sub-total
Less equity
accounted
investments
Total group
Gold income 4,839 4,919 658 3,195 - 13,610 (760) 12,850
Cash costs (2,287) (2,246) (563) (1,309) (2) (6,407) 402 (6,005)
By-products revenue 165 15 2 225 1 409 (3) 406
Total cash costs (2,121) (2,231) (561) (1,084) (1) (5,998) 400 (5,598)
Retrenchment costs (13) (8) - (5) - (26) - (26)
Rehabilitation and other non-cash costs (14) (33) - (34) - (81) 2 (80)
Amortisation of assets (601) (391) (62) (317) (21) (1,392) 14 (1,378)
Total production costs (2,749) (2,663) (622) (1,440) (23) (7,498) 415 (7,083)
Inventory change 2 91 (35) 44 - 103 (1) 102
Cost of sales (2,747) (2,572) (658) (1,396) (23) (7,395) 415 (6,980)
Adjusted gross profit (loss)
2,092
2,347
-
1,799
(23)
6,215
(345)
5,870
Unrealised non-hedge derivatives and other
commodity contracts
- - - (4) - (5) - (5)
Gross profit (loss)
2,092
2,346
-
1,795
(23)
6,210
(345)
5,865
Corporate and other costs (25) 1 (3) (68) (476) (571) (1) (572)
Exploration (3) (127) (111) (231) (81) (552) 12 (541)
Intercompany transactions - (80) (9) (4) 92 - - -
Special items (32) (95) 85 9 (64) (97) - (97)
Operating profit (loss)
2,033
2,046
(37)
1,501
(552)
4,990
(335)
4,655
Net finance (costs) income, unwinding of
obligations and fair value adjustments
(9) 17 13 (11) (104) (93) (25) (116)
Exchange gain (loss) - (6) (2) 93 39 124 - 123
Share of equity accounted investments
profit (loss)
- - - (58) (13) (71) 247 175
Profit (loss) before taxation 2,024 2,057 (26) 1,525 (630) 4,950 (113) 4,837
Taxation (694) (741) 8 (176) 25 (1,578) 113 (1,465)
Profit (loss) for the period
1,331
1,317
(19)
1,349
(605)
3,372
-
3,372
Equity shareholders 1,331 1,285 (19) 1,302 (595) 3,304 - 3,304
Non-controlling interests - 32 - 47 (11) 68 - 68
O ti fit (l ) 2 033 2 046 (37) 1 501 (552) 4 990 (335) 4 655 Operating profit (loss) 2,033 2,046 (37) 1,501 (552) 4,990 (335) 4,655
Unrealised non-hedge derivatives and other
commodity contracts
- - - 4 - 5 - 5
Intercompany transactions - 80 9 4 (92) - - -
Special items 39 66 (1) (1) 64 167 - 167
Share of associates' EBIT - - - (58) (12) (70) 335 265
EBIT
2,072
2,191
(30)
1,451
(592)
5,092
-
5,092
Amortisation of assets 601 391 62 317 21 1,392 (14) 1,378
Share of associates' amortisation - - - - - - 14 14
EBITDA
2,673
2,582
32
1,768
(570)
6,485
-
6,485
Profit (loss) attributable to equity shareholders 1,331 1,285 (19) 1,302 (595) 3,304 - 3,304
Special items 39 66 (1) (1) 64 167 - 167
Share of associates' special items - - - - 2 2 - 2
Taxation on items above (14) (1) - 1 - (14) - (14)
Headline earnings (loss)
1,355
1,350
(19)
1,302
(529)
3,458
-
3,458
Unrealised non-hedge derivatives and
other commodity contracts
- - - 4 - 5 - 5
Deferred tax on unrealised non-hedge
derivatives and other commodity contracts
- - - - - - - -
Fair value adjustment on option component
of convertible bonds
- - - - (88) (88) - (88)
Fair value loss on mandatory convertible
- - - - (66) (66) - (66)
Adjusted headline earnings (loss)
1,355
1,350
(19)
1,306
(682)
3,310
-
3,310
Ore reserve development capital 505 90 35 123 - 752 - 752
Stay-in-business capital 311 477 17 283 73 1,163 (13) 1,149
Project capital 187 155 176 489 - 1,007 (129) 878
Total capital expenditure
1,004
722
227
895
74
2,922
(143)
2,780
Rounding of figures may result in computational discrepancies.

South Africa
Continental
Africa
Australasia
Americas
Total group
UNDERGROUND OPERATION
Area mined
- 000 m
2
275 - - - 275
Mined - 000 tonnes 1,664 441 237 518 2,860
Milled / Treated - 000 tonnes 1,497 490 220 499 2,707
Yield - g/t 7.97 5.19 3.15 6.20 6.75
Gold produced - kg 11,937 2,546 693 3,094 18,270
SURFACE AND DUMP RECLAMATION
Milled / Treated - 000 tonnes 2,803 - - - 2,803
Yield - g/t 0.53 - - - 0.54
Gold produced - kg 1,478 36 - - 1,514
OPEN-PIT OPERATION
Volume mined - 000 bcm - 14,101 131 - 14,232
Mined - 000 tonnes - 33,493 358 6,905 40,756
Treated - 000 tonnes - 5,327 667 236 6,230
Stripping ratio - ratio - 4.63 7.57 23.32 5.49
Yield - g/t - 1.68 1.79 5.74 1.85
Gold produced - kg - 8,963 1,195 1,352 11,510
HEAP LEACH OPERATION
Mined - 000 tonnes - 1,746 - 16,282 18,028
Placed - 000 tonnes - 288 - 5,425 5,713
Stripping ratio - ratio - 6.31 - 2.07 2.25
Yield - g/t - 1.10 - 0.39 0.42
Gold placed - kg - 317 - 2,100 2,417
Gold produced - kg - 195 - 2,287 2,482
PRODUCTIVITY PER EMPLOYEE
Actual - g 193 343 1,262 645 292
TOTAL
METRIC OPERATING RESULTS
QUARTER ENDED JUNE 2011
Subsidiaries' gold produced - kg 13,415 9,758 1,888 6,733 31,794
Joint ventures' gold produced - kg - 1,982 - - 1,982
Attributable gold produced - kg 13,415 11,740 1,888 6,733 33,776
Minority gold produced - kg - 362 - 563 925
Subsidiaries' gold sold - kg 13,420 9,649 1,925 6,612 31,606
Joint ventures' gold sold - kg - 1,928 - - 1,928
Attributable gold sold - kg 13,420 11,577 1,925 6,612 33,534
Minority gold sold - kg - 363 - 577 941
Spot price - R/kg 326,078 326,078 326,078 326,078 326,078
Price received - R/kg sold 330,266 328,101 326,549 328,472 328,951
Total cash costs - R/kg produced 149,788 153,485 347,372 106,092 153,441
Total production costs - R/kg produced 197,117 187,545 379,933 173,081 199,541
Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS
QUARTER ENDED JUNE 2011 ZAR'm
South Africa
Continental
Africa
Australasia
Americas
Corporate
and other
Sub-total
Less equity
accounted
investments
Total group
Gold income 4,432 3,918 629 2,335 - 11,313 (633) 10,680
Cash costs (2,236) (1,877) (658) (1,086) 169 (5,687) 347 (5,340)
By-products revenue 226 11 2 215 4 459 (2) 458
Total cash costs (2,009) (1,865) (656) (871) 173 (5,228) 345 (4,883)
Retrenchment costs (15) - - (5) - (20) - (20)
Rehabilitation and other non-cash costs (14) (56) (6) (276) - (351) 2 (349)
Amortisation of assets (606) (349) (56) (258) (24) (1,293) 15 (1,278)
Total production costs (2,644) (2,270) (717) (1,409) 149 (6,892) 362 (6,529)
Inventory change (1) 7 18 100 - 124 (7) 117
Cost of sales (2,645) (2,263) (700) (1,309) 149 (6,768) 355 (6,412)
Adjusted gross profit (loss)
1,787
1,655
(71)
1,025
149
4,545
(278)
4,268
Unrealised non-hedge derivatives and other
commodity contracts
- 3 - (17) - (14) - (14)
Gross profit (loss)
1,787
1,658
(71)
1,008
149
4,531
(278)
4,254
Corporate and other costs (21) (26) (1) (67) (386) (501) (1) (502)
Exploration (2) (87) (80) (202) (67) (437) 8 (429)
Intercompany transactions - (75) - (5) 80 - - -
Special items (47) 3,973 112 6 (3,847) 197 - 197
Operating profit (loss)
1,718
5,442
(40)
741
(4,070)
3,791
(271)
3,520
Net finance (costs) income, unwinding of
obligations and fair value adjustments
(7) (11) (2) (7) 697 670 2 672
Exchange gain (loss) - (24) - (12) (5) (41) 7 (34)
Share of equity accounted investments
profit (loss)
- - - (18) (18) (37) 175 139
Profit (loss) before taxation 1,711 5,408 (43) 703 (3,396) 4,383 (86) 4,297
Taxation (533) (479) 9 (80) (16) (1,099) 86 (1,013)
Profit (loss) for the period
1,178
4,929
(34)
623
(3,412)
3,284
-
3,284
Equity shareholders 1,178 4,899 (34) 622 (3,470) 3,195 - 3,195
Non-controlling interests - 29 - 1 58 89 - 89
1 718 5 442 (40) 741 (4 070) 3 791 (271) 3 520
Operating profit (loss)
1,718 5,442 (40) 741 (4,070) 3,791 (271) 3,520
Unrealised non-hedge derivatives and other
commodity contracts
- (3) - 17 - 14 - 14
Intercompany transactions - 75 - 5 (80) - - -
Special items 51 (3,766) (20) (7) 3,802 60 - 60
Share of associates' EBIT - - - (18) (3) (21) 271 249
EBIT
1,769
1,748
(60)
737
(352)
3,843
-
3,843
Amortisation of assets 606 349 56 258 24 1,293 (15) 1,278
Share of associates' amortisation - - - - - - 15 15
EBITDA
2,375
2,098
(5)
995
(328)
5,136
-
5,136
Profit (loss) attributable to equity shareholders 1,178 4,899 (34) 622 (3,470) 3,195 - 3,195
Special items 51 (3,766) (20) (7) 3,802 60 - 60
Share of associates' special items - - - - 15 15 - 15
Taxation on items above (31) (1) 6 - - (26) - (26)
Headline earnings (loss)
1,198
1,133
(48)
615
347
3,244
-
3,244
Unrealised non-hedge derivatives and
other commodity contracts
- (3) - 17 - 14 - 14
Deferred tax on unrealised non-hedge
derivatives and other commodity contracts
- - - - - - - -
Fair value adjustment on option component
of convertible bonds
- - - - (499) (499) - (499)
Fair value loss on mandatory convertible
- - - - (442) (442) - (442)
Adjusted headline earnings (loss)
1,198
1,130
(48)
632
(594)
2,317
-
2,317
Ore reserve development capital 462 81 8 113 - 663 - 663
Stay-in-business capital 198 428 11 180 7 825 (8) 817
Project capital 126 201 111 415 - 854 (148) 706
Total capital expenditure
786
710
130
709
7
2,342
(156)
2,186
Rounding of figures may result in computational discrepancies.

South Africa
Continental
Africa
Australasia
Americas
Total group
UNDERGROUND OPERATION
Area mined
- 000 m
2
299 - - - 299
Mined - 000 tonnes 1,826 410 106 517 2,859
Milled / Treated - 000 tonnes 1,702 435 131 512 2,780
Yield - g/t 7.77 5.05 3.17 6.62 6.92
Gold produced - kg 13,223 2,200 414 3,391 19,229
SURFACE AND DUMP RECLAMATION
Milled / Treated - 000 tonnes 2,533 285 - - 2,818
Yield - g/t 0.65 0.50 - - 0.63
Gold produced - kg 1,636 143 - - 1,779
OPEN-PIT OPERATION
Volume mined - 000 bcm - 11,080 1,336 - 12,416
Mined - 000 tonnes - 26,636 3,677 7,467 37,780
Treated - 000 tonnes - 5,328 782 246 6,356
Stripping ratio - ratio - 4.54 3.86 26.04 5.47
Yield - g/t - 1.68 3.17 5.93 2.03
Gold produced - kg - 8,952 2,480 1,456 12,887
HEAP LEACH OPERATION
Mined - 000 tonnes - 1,507 - 14,975 16,482
Placed - 000 tonnes - 232 - 5,458 5,691
Stripping ratio - ratio - 8.43 - 1.87 2.07
Yield - g/t - 1.04 - 0.47 0.49
Gold placed - kg - 242 - 2,554 2,797
Gold produced - kg - 305 - 1,929 2,234
PRODUCTIVITY PER EMPLOYEE
Actual - g 192 348 1,938 720 297
TOTAL
METRIC OPERATING RESULTS
QUARTER ENDED SEPTEMBER 2010
Subsidiaries' gold produced - kg 14,859 9,645 2,894 6,776 34,174
Joint ventures' gold produced - kg - 1,955 - - 1,955
Attributable gold produced - kg 14,859 11,600 2,894 6,776 36,129
Minority gold produced - kg - 341 - 743 1,084
Subsidiaries' gold sold - kg 15,948 9,532 2,697 6,829 35,005
Joint ventures' gold sold - kg - 1,889 - - 1,889
Attributable gold sold - kg 15,948 11,421 2,697 6,829 36,894
Minority gold sold - kg - 334 - 778 1,112
Spot price - R/kg 287,837 287,837 287,837 287,837 287,837
Price received - R/kg sold (58,520) (7,300) (86,186) (75,066) (47,750)
Price received excluding hedge
buy-back costs
- R/kg sold 266,454 270,165 267,056 266,777 267,707
Total cash costs - R/kg produced 139,350 170,196 250,073 101,552 151,007
Total production costs - R/kg produced 181,238 206,279 268,283 134,440 187,695
Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS - QUARTER ENDED
SEPTEMBER 2010 ZAR'm
South Africa
Continental
Africa
Australasia
Americas
Corporate
and other
Sub-total
Less equity
accounted
investments
Total group
Gold income received
(1)
4,249 3,181 720 2,020 - 10,171 (544) 9,627
Cash costs (2,139) (2,037) (725) (1,011) 38 (5,874) 366 (5,509)
By-products revenue 68 6 1 141 8 225 (1) 224
Total cash costs (2,071) (2,031) (724) (870) 46 (5,649) 365 (5,284)
Retrenchment costs (19) (2) - (4) - (25) 2 (23)
Rehabilitation and other non-cash costs (11) (90) - (5) - (107) 1 (106)
Amortisation of assets (592) (332) (53) (266) (18) (1,261) 17 (1,244)
Total production costs (2,693) (2,455) (776) (1,146) 28 (7,042) 384 (6,658)
Inventory change (182) 68 17 104 - 7 (8) (1)
Cost of sales (2,875) (2,387) (759) (1,042) 28 (7,034) 375 (6,659)
Adjusted gross profit (loss)
1,374
795
(38)
979
28
3,137
(168)
2,969
Hedge buy-back costs (5,183) (3,169) (953) (2,335) - (11,639) - (11,639)
Adjusted gross (loss) profit
(3,809)
(2,374)
(991)
(1,356)
28
(8,502)
(168)
(8,670)
Unrealised non-hedge derivatives and other
commodity contracts
6,550 1,801 (1) 2,992 - 11,343 - 11,343
Gross (loss) profit
2,742
(573)
(992)
1,636
28
2,841
(168)
2,672
Corporate and other costs (18) (26) (2) (66) (313) (426) - (426)
Exploration (2) (76) (100) (170) (95) (444) 4 (440)
Intercompany transactions - (91) (2) (6) 98 - - -
Special items (55) (6) 12 1 (370) (416) (8) (424)
Operating profit (loss)
2,667
(772)
(1,084)
1,396
(652)
1,555
(173)
1,382
Net finance (costs) income, unwinding of
obligations and fair value adjustments
(9) (18) (2) 5 (526) (550) (3) (553)
Exchange gain (loss) - (63) - (45) (27) (134) 22 (113)
Share of equity accounted investments profit - - - (1) 90 89 62 151
Profit (loss) before taxation 2,657 (852) (1,086) 1,355 (1,115) 959 (92) 867
Taxation 108 (235) 20 (125) (178) (410) 92 (318)
Profit (loss) for the period
2,765
(1,087)
(1,066)
1,230
(1,293)
549
-
549
Equity shareholders 2,765 (1,111) (1,066) 1,166 (1,311) 443 - 443
Non-controlling interests - 24 - 64 18 106 - 106 Non-controlling interests - 24 - 64 18 106 - 106
Operating profit (loss) 2,667 (772) (1,084) 1,396 (652) 1,555 (173) 1,382
Unrealised non-hedge derivatives and
other commodity contracts
(6,550) (1,801) 1 (2,992) - (11,343) - (11,343)
Hedge buy-back costs 5,183 3,169 953 2,335 422 12,060 - 12,060
Intercompany transactions - 91 2 6 (98) - - -
Special items 144 3 - 3 8 158 8 166
Share of associates' EBIT - - - (1) 16 15 165 180
EBIT
1,443
690
(128)
746
(304)
2,446
-
2,446
Amortisation of assets 592 332 53 266 18 1,261 (17) 1,244
Share of associates' amortisation - - - - - - 17 17
EBITDA
2,035
1,022
(76)
1,012
(286)
3,706
-
3,706
Profit (loss) attributable to equity shareholders 2,765 (1,111) (1,066) 1,166 (1,311) 443 - 443
Special items 144 3 - 3 8 158 8 166
Share of associates' special items - - - - (74) (74) (8) (82)
Taxation on items above (43) - - (8) - (51) - (51)
Headline earnings (loss)
2,866
(1,107)
(1,066)
1,161
(1,378)
476
-
476
Unrealised non-hedge derivatives and
other commodity contracts
(6,550) (1,801) 1 (2,992) - (11,343) - (11,343)
Deferred tax on unrealised non-hedge
derivatives and other commodity contracts
2,152 - - - - 2,152 - 2,152
Fair value adjustment on option component
of convertible bonds
- - - - 166 166 - 166
Fair value loss on mandatory convertible
- - - - 160 160 - 160
Hedge buy-back and related costs
net of taxation
3,717 3,148 953 2,335 422 10,573 - 10,573
Adjusted headline earnings (loss)
2,185
240
(112)
504
(630)
2,184
-
2,184
Ore reserve development capital 479 68 28 105 - 680 - 680
Stay-in-business capital 160 244 27 182 9 623 (7) 616
Project capital 92 126 18 317 - 552 (77) 475
Total capital expenditure
731
439
72
604
9
1,855
(84)
1,771
(1) Gold income received is gold income per income statement and loss on realised non-hedge derivatives (note 4).
Rounding of figures may result in computational discrepancies.

South Africa
Continental
Africa
Australasia
Americas
Total group
UNDERGROUND OPERATION
Y
Area mined
- 000 m
2
770 - - - 770
Mined - 000 tonnes 4,757 1,364 726 1,491 8,337
Milled / Treated - 000 tonnes 4,317 1,480 727 1,546 8,070
Yield - g/t 7.91 4.76 3.48 6.49 6.66
Gold produced - kg 34,157 7,036 2,533 10,035 53,761
SURFACE AND DUMP RECLAMATION
Milled / Treated - 000 tonnes 7,960 - - - 7,960
Yield - g/t 0.50 - - - 0.52
Gold produced - kg 3,967 162 - - 4,129
OPEN-PIT OPERATION
Volume mined - 000 bcm - 39,663 1,409 - 41,071
Mined - 000 tonnes - 94,495 3,651 20,233 118,378
Treated - 000 tonnes - 16,996 1,911 688 19,595
Stripping ratio - ratio - 4.44 6.62 23.45 5.33
Yield - g/t - 1.64 1.65 5.72 1.79
Gold produced - kg - 27,933 3,157 3,936 35,026
HEAP LEACH OPERATION
Mined - 000 tonnes - 4,666 - 49,314 53,980
Placed - 000 tonnes - 825 - 16,011 16,836
Stripping ratio - ratio - 6.92 - 2.18 2.35
Yield - g/t - 1.05 - 0.40 0.43
Gold placed - kg - 864 - 6,399 7,263
Gold produced - kg - 664 - 6,468 7,133
PRODUCTIVITY PER EMPLOYEE
Actual - g 183 349 1,176 651 288
TOTAL
k 38 124 30 009 5 690 20 440 94 262
METRIC OPERATING RESULTS
NINE MONTHS ENDED SEPTEMBER 2011
Subsidiaries' gold produced
- kg 38,124
Joint ventures' gold produced - kg - 5,787 - - 5,787
Attributable gold produced - kg 38,124 35,796 5,690 20,440 100,049
Minority gold produced - kg - 1,028 - 1,800 2,828
Subsidiaries' gold sold - kg 38,116 29,709 5,804 20,557 94,186
Joint ventures' gold sold - kg - 5,709 - - 5,709
Attributable gold sold - kg 38,116 35,418 5,804 20,557 99,895
Minority gold sold - kg - 1,076 - 1,806 2,882
Spot price - R/kg 343,979 343,979 343,979 343,979 343,979
Price received - R/kg sold 345,817 346,476 337,755 345,990 345,618
Total cash costs - R/kg produced 155,190 168,844 315,797 112,013 160,402
Total production costs - R/kg produced 205,522 202,315 350,804 161,411 203,940
Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS - NINE MONTHS
ENDED SEPTEMBER 2011 ZAR'm
South Africa
Continental
Africa
Australasia
Americas
Corporate
and other
Sub-total
Less equity
accounted
Total group
Gold income 13,181 12,641 1,960 7,649 - 35,431 (1,967) 33,464
Cash costs (6,493) (6,268) (1,803) (3,445) 131 (17,877) 1,099 (16,779)
By-products revenue 577 39 6 596 7 1,225 (5) 1,220
Total cash costs (5,916) (6,228) (1,797) (2,849) 139 (16,652) 1,093 (15,558)
Retrenchment costs (49) (9) - (16) - (74) 1 (73)
Rehabilitation and other non-cash costs (40) (142) (6) (313) - (501) 4 (497)
Amortisation of assets (1,830) (1,063) (194) (849) (62) (3,998) 44 (3,954)
Total production costs (7,835) (7,443) (1,996) (4,027) 77 (21,225) 1,142 (20,083)
Inventory change 2 (64) 2 292 - 232 (11) 221
Cost of sales (7,833) (7,507) (1,994) (3,735) 77 (20,993) 1,131 (19,863)
Adjusted gross profit (loss)
5,348
5,134
(34)
3,914
77
14,439
(837)
13,602
Unrealised non-hedge derivatives and other
commodity contracts
- 2 - (10) - (7) - (7)
Gross profit (loss)
5,348
5,136
(34)
3,904
77
14,431
(837)
13,594
Corporate and other costs (60) (49) (15) (229) (1,269) (1,622) (5) (1,626)
Exploration (6) (352) (266) (566) (203) (1,393) 26 (1,367)
Intercompany transactions - (238) (9) (13) 259 - - -
Special items (84) 3,834 246 16 (3,901) 111 - 111
Operating profit (loss)
5,199
8,331
(78)
3,113
(5,037)
11,528
(816)
10,712
Net finance (costs) income, unwinding of
obligations and fair value adjustments
(26) (4) 17 (21) 553 519 (20) 499
Exchange gain (loss) - (53) (2) 89 36 70 23 92
Share of equity accounted investments
profit (loss)
- - - (104) (47) (152) 547 396
Profit (loss) before taxation 5,173 8,274 (63) 3,078 (4,496) 11,965 (266) 11,699
Taxation (1,609) (1,512) 4 (461) (30) (3,608) 266 (3,342)
Profit (loss) for the period
3,564
6,762
(59)
2,617
(4,526)
8,357
-
8,357
Equity shareholders 3,564 6,664 (59) 2,534 (4,545) 8,158 - 8,158
Non-controlling interests - 97 - 83 19 199 - 199
Operating profit (loss) 5,199 8,331 (78) 3,113 (5,037) 11,528 (816) 10,712
Unrealised non-hedge derivatives and
other commodity contracts
- (2) - 10 - 7 - 7
Intercompany transactions - 238 9 13 (259) - - -
Special items 100 (3,691) (21) (10) 3,852 231 - 231
Share of associates' EBIT - - - (104) (30) (134) 816 682
EBIT
5,298
4,876
(91)
3,021
(1,471)
11,633
-
11,633
Amortisation of assets 1,830 1,063 194 849 62 3,998 (44) 3,954
Share of associates' amortisation - - - - - - 44 44
EBITDA
7,128
5,939
103
3,870
(1,409)
15,631
-
15,631
Profit (loss) attributable to equity shareholders 3,564 6,664 (59) 2,534 (4,545) 8,158 - 8,158
Special items 100 (3,691) (21) (10) 3,852 230 - 230
Share of associates' special items - - - - 17 17 - 17
Taxation on items above (51) (2) 6 1 - (46) - (46)
Headline earnings (loss)
3,613
2,971
(74)
2,525
(676)
8,359
-
8,359
Unrealised non-hedge derivatives and
other commodity contracts
- (2) - 10 - 7 - 7
Deferred tax on unrealised non-hedge
derivatives and other commodity contracts
- - - - - - - -
Fair value adjustment on option component
of convertible bonds
- - - - (677) (677) - (677)
Fair value loss on mandatory convertible
- - - - (647) (647) - (647)
Adjusted headline earnings (loss)
3,613
2,969
(74)
2,534
(2,000)
7,043
-
7,043
Ore reserve development capital 1,419 257 67 338 - 2,081 - 2,081
Stay-in-business capital 604 1,130 43 568 96 2,442 (27) 2,414
Project capital 429 481 322 1,249 - 2,482 (376) 2,105
Total capital expenditure
2,453
1,868
433
2,155
96
7,005
(404)
6,601
Rounding of figures may result in computational discrepancies.

South Africa
Continental
Africa
Australasia
Americas
Total group
UNDERGROUND OPERATION
Y
Area mined
- 000 m
2
932 - - - 932
Mined - 000 tonnes 5,580 1,406 425 1,367 8,778
Milled / Treated - 000 tonnes 5,188 1,383 360 1,421 8,353
Yield - g/t 7.09 5.26 4.07 6.40 6.54
Gold produced - kg 36,779 7,270 1,467 9,099 54,615
SURFACE AND DUMP RECLAMATION
Milled / Treated - 000 tonnes 7,540 783 - - 8,323
Yield - g/t 0.52 0.66 - - 0.54
Gold produced - kg 3,947 519 - - 4,466
OPEN-PIT OPERATION
Volume mined - 000 bcm - 35,978 3,830 - 39,808
Mined - 000 tonnes - 84,691 10,674 21,595 116,961
Treated - 000 tonnes - 15,947 2,355 780 19,083
Stripping ratio - ratio - 4.03 4.88 25.41 5.01
Yield - g/t - 1.59 3.26 5.89 1.97
Gold produced - kg - 25,384 7,671 4,598 37,653
HEAP LEACH OPERATION
Mined - 000 tonnes - 3,576 - 46,124 49,700
Placed - 000 tonnes - 865 - 15,702 16,567
Stripping ratio - ratio - 6.95 - 1.98 2.12
Yield - g/t - 1.33 - 0.48 0.52
Gold placed - kg - 1,147 - 7,485 8,631
Gold produced - kg - 1,595 - 6,386 7,981
PRODUCTIVITY PER EMPLOYEE
Actual - g 171 351 2,071 726 283
TOTAL
k 40 726 28 170 9 138 20 082 98 116
METRIC OPERATING RESULTS
NINE MONTHS ENDED SEPTEMBER 2010
Subsidiaries' gold produced
- kg
Joint ventures' gold produced - kg - 6,598 - - 6,598
Attributable gold produced - kg 40,726 34,768 9,138 20,082 104,714
Minority gold produced - kg - 1,112 - 2,174 3,286
Subsidiaries' gold sold - kg 40,912 27,804 9,048 20,097 97,861
Joint ventures' gold sold - kg - 6,479 - - 6,479
Attributable gold sold - kg 40,912 34,283 9,048 20,097 104,340
Minority gold sold - kg - 1,100 - 2,205 3,305
Spot price - R/kg 282,015 282,015 282,015 282,015 282,015
Price received - R/kg sold 133,050 169,782 149,985 142,012 148,314
Price received excluding hedge
buy-back costs
- R/kg sold 259,727 262,212 255,266 258,176 259,858
Total cash costs - R/kg produced 141,479 164,043 242,225 100,855 149,953
Total production costs - R/kg produced 188,239 196,855 261,039 133,990 187,282
Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS - NINE MONTHS
ENDED SEPTEMBER 2010 ZAR'm
South Africa
Continental
Africa
Australasia
Americas
Corporate
and other
Sub-total
Less equity
accounted
Total group
Gold income received
(1)
10,626 9,298 2,310 5,733 - 27,967 (1,819) 26,148
Cash costs (5,947) (5,892) (2,218) (2,868) 191 (16,735) 1,050 (15,685)
By-products revenue 186 22 5 388 17 617 (3) 614
Total cash costs (5,762) (5,870) (2,213) (2,480) 208 (16,118) 1,046 (15,072)
Retrenchment costs (88) (2) - (13) - (104) 2 (102)
Rehabilitation and other non-cash costs (32) (189) - (5) - (227) (1) (228)
Amortisation of assets (1,784) (967) (172) (768) (49) (3,740) 49 (3,691)
Total production costs (7,666) (7,029) (2,385) (3,267) 158 (20,189) 1,096 (19,093)
Inventory change (31) 73 13 233 - 289 (15) 274
Cost of sales (7,697) (6,955) (2,372) (3,034) 158 (19,900) 1,081 (18,819)
Adjusted gross profit (loss) excluding
hedge buy-back costs
2,929
2,343
(62)
2,700
158
8,067
(738)
7,329
Hedge buy-back costs (5,183) (3,169) (953) (2,335) - (11,639) - (11,639)
Adjusted gross profit (loss)
(2,254)
(826)
(1,015)
365
158
(3,572)
(738)
(4,310)
Unrealised non-hedge derivatives and other
commodity contracts
5,778 634 75 2,616 - 9,104 - 9,104
Gross profit (loss)
3,525
(192)
(940)
2,981
158
5,532
(738)
4,794
Corporate and other costs (50) (36) (8) (151) (945) (1,191) (1) (1,192)
Exploration (5) (257) (236) (451) (172) (1,121) 13 (1,108)
Intercompany transactions - (186) (8) (11) 205 - - -
Special items (180) (180) 58 (2) (376) (679) (8) (686)
Operating profit (loss)
3,290
(851)
(1,134)
2,367
(1,130)
2,542
(734)
1,808
Net finance (costs) income, unwinding of
obligations and fair value adjustments
(9) (42) - 14 (458) (496) 1 (495)
Exchange gain (loss) - (80) - (59) 62 (78) 3 (75)
Share of equity accounted investments
profit (loss)
- - - (1) 16 16 387 403
Profit (loss) before taxation 3,281 (973) (1,135) 2,321 (1,510) 1,984 (343) 1,641
Taxation 13 (833) 28 (624) (67) (1,483) 343 (1,140)
Profit (loss) for the period
3,294
(1,806)
(1,106)
1,697
(1,577)
501
-
501
Equity shareholders 3,294 (1,877) (1,106) 1,549 (1,627) 233 - 233
Non controlling interests 71 148 50 268 268   - 71 - 148 50 268 - 268
Operating profit (loss) 3,290 (851) (1,134) 2,367 (1,130) 2,542 (734) 1,808
Unrealised non-hedge derivatives and
other commodity contracts
(5,778) (634) (75) (2,616) - (9,104) - (9,104)
Hedge buy-back costs 5,183 3,169 953 2,335 422 12,060 - 12,060
Intercompany transactions - 186 8 11 (205) - - -
Special items 237 80 (45) 6 14 292 8 299
Share of associates' EBIT - - - (1) (22) (23) 726 703
EBIT
2,930
1,950
(294)
2,101
(921)
5,767
-
5,767
Amortisation of assets 1,784 967 172 768 49 3,740 (49) 3,691
Share of associates' amortisation - - - - - - 49 49
EBITDA
4,715
2,917
(122)
2,870
(872)
9,507
-
9,507
Profit (loss) attributable to equity shareholders 3,294 (1,877) (1,106) 1,549 (1,627) 233 - 233
Special items 237 80 (45) 6 14 292 8 299
Share of associates' special items - - - - (40) (40) (8) (47)
Taxation on items above (55) (23) 2 (8) - (83) - (83)
Headline earnings (loss)
3,476
(1,819)
(1,149)
1,547
(1,652)
402
-
402
Unrealised non-hedge derivatives and
other commodity contracts
(5,778) (634) (75) (2,616) - (9,104) - (9,104)
Deferred tax on unrealised non-hedge
derivatives and other commodity contracts
1,892 - 23 - - 1,915 - 1,915
Fair value adjustment on option component
of convertible bond
- - - - (319) (319) - (319)
Fair value loss on mandatory convertible bond - - - - 160 160 - 160
Hedge buy-back and related costs
net of taxation
3,717 3,148 953 2,335 422 10,573 - 10,573
Adjusted headline earnings (loss)
3,306
695
(249)
1,265
(1,389)
3,626
-
3,626
Ore reserve development capital 1,353 198 94 282 - 1,926 - 1,926
Stay-in-business capital 491 460 65 439 25 1,481 (20) 1,461
Project capital 243 364 60 767 - 1,434 (183) 1,251
Total capital expenditure
2,087
1,022
219
1,488
25
4,841
(203)
4,638
(1) Gold income received is gold income per income statement, (loss) gain on realised non-hedge derivatives (note 4).
Rounding of figures may result in computational discrepancies.

Certain statements made in this communication, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the completion and commencement of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of announced mergers and acquisitions transactions, AngloGold Ashanti’s liquidity, capital resources and capital expenditure and the outcome and consequences of any litigation or regulatory proceedings or environmental issues, contain certain forward-looking statements regarding
AngloGold Ashanti’s operations, economic performance and financial condition. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions including environmental approvals and actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of certain of these and other factors, refer to AngloGold Ashanti's annual report for the year ended 31 December 2010, which was distributed to shareholders on 29 March 2011 and the company’s 2010 annual report on Form 20-
F, which was filed with the Securities and Exchange Commission in the United States on 31 May 2011. These factors are not necessarily all of the important factors that could cause AngloGold
Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today’s date or to reflect the occurrence of unanticipated events. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

This communication contains certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.

AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.
Administrative  information
ANGLOGOLD ASHANTI LIMITED
Registration No. 1944/017354/06
Incorporated in the Republic of South Africa
Share codes:
ISIN: ZAE000043485
JSE:
ANG
LSE: AGD
NYSE: AU
ASX: AGG
GhSE (Shares): AGA
GhSE (GhDS): AAD
Euronext Paris: VA
Euronext Brussels: ANG
JSE Sponsor:
UBS
Auditors:
Ernst & Young Inc.
Offices
Registered and Corporate
76 Jeppe Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624
Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662
Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 772190
Fax: +233 303 778155
United Kingdom Secretaries
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989
E-mail: jane.kirton@corpserv.co.uk
Directors
Executive
M Cutifani ~ (Chief Executive Officer)
S Venkatakrishnan * (Chief Financial
Officer)
Non-Executive
T T Mboweni
^
(Chairman)
F B Arisman
#
R Gasant
^
Ms N P January-Bardill
^
W A Nairn
^
Prof L W Nkuhlu
^
F Ohene-Kena
+
S M Pityana
^
* British
#
American
~ Australian
^
South African
+ Ghanaian
Officers
Company Secretary:
Ms L Eatwell
Investor Relations Contacts
South Africa
Michael Bedford
Telephone: +27 11 637 6273
Mobile: +27 82 374 8820
E-mail: mbedford@AngloGoldAshanti.com
United States
Stewart Bailey
Telephone: +1-212-836-4303
Mobile: +1-646-717-3978
E-mail: sbailey@AngloGoldAshanti.com
General E-mail enquiries
investors@AngloGoldAshanti.com
AngloGold Ashanti website
http://www.AngloGoldAshanti.com
Company secretarial E-mail
Companysecretary@AngloGoldAshanti.com
AngloGold Ashanti posts information that is
important to investors on the main page of its
website at www.anglogoldashanti.com and
under the “Investors” tab on the main page.
This information is updated regularly. Investors
should visit this website to obtain important
information about AngloGold Ashanti.
PUBLISHED BY ANGLOGOLD ASHANTI
PRINTED BY INCE (PTY) LIMITED
Share Registrars
South Africa
Computershare Investor Services (Pty)
Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
web.queries@computershare.co.za
United Kingdom
Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bristol BS13 8AE
England
Telephone: +44 870 702 0000
Fax: +44 870 703 6119
Australia
Computershare Investor Services Pty
Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 2949 (in Australia)
Fax: +61 8 9323 2033
Ghana
NTHC Limited
Martco House
Off Kwame Nkrumah Avenue
PO Box K1A 9563 Airport
Accra
Ghana
Telephone: +233 302 229664
Fax: +233 302 229975
ADR Depositary
The Bank of New York Mellon ("BoNY")
BNY Shareowner Services
PO Box 358016
Pittsburgh, PA 15252-8016
United States of America
Telephone: +1 800 522 6645 (Toll free in
USA) or +1 201 680 6578 (outside USA)
E-mail: shrrelations@mellon.com
Website:
www.bnymellon.com.com\shareowner
Global BuyDIRECT
SM
BoNY maintains a direct share purchase
and dividend reinvestment plan for
ANGLOGOLD ASHANTI.
Telephone: +1-888-BNY-ADRS

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: November 9, 2011
By:       /s/ L Eatwell
Name:  L EATWELL
Title:    Company Secretary